

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of **July 2007**

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of registrant's name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Attached hereto and incorporated by reference herein is the Registrant's Annual Report to shareholders for 2006.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By: ______________________________
Michael Havin
Corporate Secretary

Date: July 31, 2007

ANNUAL REPORT 2006


With You
all the Way ™

Orbotech®



ABOUT THE COMPANY

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company's innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading solutions to banks and other financial institutions. Of Orbotech's employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers' long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company's extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

FINANCIAL HIGHLIGHTS

	2006	2005	2004
Statement of Operations (in thousands of dollars, except per share data)			
Revenues	**416,469**	379,923	315,168
Operating income	**56,234**	45,406	35,377
Net income	**54,970**	43,257	29,486
Earnings per share - fully diluted	**1.65**	1.30	0.90
Financial position at year end (in thousands of dollars)			
Working capital	**371,459**	302,392	264,263
Total stockholders' equity	**441,502**	366,388	325,280
Number of employees at year end	**1,596**	1,547	1,520

July 2007

To Our Shareholders and Friends

Orbotech is pleased to report that fiscal 2006 was another successful year, marked by record revenues and significantly increased profitability compared to 2005. The strength during the year of the global electronics industry led to increased capital investments and paved the way for solid growth in the Company's bare PCB business. This increase served to offset a decline during the year in our FPD business.

Revenues for the year ended December 31, 2006 totaled $416.5 million, an increase of approximately 10% from the $379.9 million recorded in 2005. Net income for the year ended December 31, 2006, including a restructuring charge of $3.3 million in connection with the Company's program to centralize its assembled PCB research and development activities at corporate headquarters in Israel, was $55.0 million, or $1.65 per share (diluted), an increase of 27% compared to net income of $43.3 million, or $1.30 per share (diluted), for the year ended December 31, 2005. Our financial results for 2006 incorporate the adoption, on January 1, 2006, of the applicable revised financial accounting standard covering share-based payments, which resulted in increased compensation expenses of approximately $5.3 million, without any reduction in income taxes.

Sales of equipment to the PCB industry relating to bare PCBs increased by approximately 21% from 2005, to $169.8 million. During 2006, the Company sold over 400 Discovery PCB-AOI systems, and 75 Paragon direct imaging systems, in each case significantly more than in 2005, reflecting the continuing trend in the electronics industry towards technological enhancements and more sophisticated electronic devices. These systems are designed to respond to the increasingly specialized inspection and imaging needs of PCB manufacturers, and their industry-wide acceptance and unprecedented successes have reinforced our position of leadership as the pre-eminent provider of yield-enhancing, production support solutions to the PCB industry.

Revenues during the year from sales of AOI systems for assembled PCBs, though slightly lower in the second half of 2006 than the first, increased by approximately 24% year over year, to $36.4 million. However, this area of the Company's business continues to pose revenue and profitability challenges and remains impacted by a strongly competitive environment. In response, we are taking steps to reduce costs, consolidate and streamline operations and improve our product offering. We remain confident that this industry offers considerable opportunities for growth.

Revenues from sales of our FPD-related equipment decreased by 6% from 2005, to $117.6 million, mainly due to timing issues associated with the 'move-in' dates for advanced-generation FPD fabrication facilities in which our FPD-AOI systems play an important role. However, it is clear that the construction by LCD manufacturers in recent years of a number of high volume fabrication facilities, principally designed to meet the increased demand flowing from the growth in sales of LCD televisions, has led to the current oversupply in panels. This resulted in a significant reduction in these manufacturers' levels of capital expenditure in the latter part of 2006, which we expect will continue during, and impact on our FPD revenues for, 2007, particularly during the second half of the year. Nevertheless, consumer demand for LCD television sets for home use remains very strong, and we anticipate that once the current oversupply abates, LCD manufacturers will again invest significantly in state-of-the-art fabrication facilities. Orbotech's objective remains to provide them with the increasingly sophisticated yield-enhancement solutions that they are expected to require in future generations of fabrication facilities.

The Company continues to seek out new business opportunities intended to provide long-term expansion. In May 2007, we purchased New System Srl, a privately-held Italian company that develops and markets inkjet printing solutions for the bare PCB industry. This acquisition is part of our strategy of expanding from yield management to production solutions, and provides a strong basis for further growth in the PCB industry by broadening our product offering as the industry moves from analog to digital production processes. Over the long term, this technology also has the potential to be used in other electronics industry applications.

Orbotech Medical Solutions Ltd., our wholly-owned subsidiary engaged in the development and manufacture of high performance, solid state gamma radiation detectors, continues systematically to pursue its research and development program. During 2006, OMS focused on improving the yield of its CZT production line and on independent development of application specific integrated circuits and digital interface electronics for the new version of its CZT detector module for use in medical nuclear imaging applications. This is a long-term undertaking, entailing extended research and development and involving complex operational challenges.

Our overall research and development expenses for 2006 totaled $62 million, equivalent to approximately 15% of revenues for the year. We will continue to allocate significant resources on existing lines of business, as well as on expanding into new technologies and product areas, while at the same time maintaining and strengthening our competitive position and technological leadership and upgrading our worldwide service and support infrastructure. We recognize that commitment to research and development represents a fundamental basis for long-term growth.

As we have previously announced, we expect 2007 to be a challenging year for Orbotech, particularly in view of the sharp decrease in capital investments by LCD manufacturers. The ongoing confidence and support of our shareholders, customers and suppliers continues to be an important element in the Company's success, and we are grateful for their sustained faith in us over the long term. We also owe an immense debt of gratitude to our extraordinarily dedicated employees and their families. We believe our employees share the passion to innovate and excel and we perceive them as true partners in our collective accomplishments.

Mr. Yochai Richter
Active Chairman of the Board

Mr. Raanan Cohen
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 2-92065

ORBOTECH LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

ORDINARY SHARES, NIS 0.14 NOMINAL (PAR) VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, the Registrant had outstanding 33,479,613 Ordinary Shares[1], NIS 0.14 Nominal (par) Value each.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of 'accelerated filer and large accelerated filer' in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

---

[1] Does not include a total of 6,025,233 Ordinary Shares, 3,755,142 of which were subject to outstanding stock options granted pursuant to the Company's equity remuneration plans (2,140,571 of which had vested) and 2,270,091 of which remained available for future equity awards pursuant to such plans, both as of December 31, 2006, comprised of:

(a) 394,100 Ordinary Shares issuable pursuant to options under the Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the "**1992 Plan**"), all of which had fully vested; and

(b) 5,631,133 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the "**2000 Plan**"), of which:

(i) 3,361,042 Ordinary Shares were subject to options that had been granted (of which 1,746,471 had vested); and

(ii) 2,270,091 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include a total of 1,143,390 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Table of Contents

Introduction

This Annual Report on Form 20-F relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each ("**Ordinary Shares**") of Orbotech Ltd. (the "**Company**", the "**Registrant**" or "**Orbotech**"). In this Annual Report, references to the Company are, unless the context otherwise requires, intended to be to the Company and its consolidated subsidiaries and joint venture.

Orbotech is principally engaged in the design, development, manufacture and marketing of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company's products include automated optical inspection ("**AOI**") and process control systems for bare and assembled printed circuit boards ("**PCB**"s) and for flat panel displays ("**FPD**"s), and imaging solutions for PCB production. In addition, the Company markets computer-aided manufacturing ("**CAM**") solutions for PCB production. Through its subsidiary, Orbograph Ltd. ("**Orbograph**"), the Company also develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company also derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report may contain certain forward-looking statements and information with respect to the business, financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as 'believes', 'expects', 'may', 'will', 'should' or 'anticipates', the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2007 and beyond. Such statements are derived from beliefs and assumptions of the Company's management based, in part, upon information currently available to the Company. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors which may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, the timing and strength of new product offerings, pricing strategies of the Company and its competitors, mix of product and service revenues, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's intended customers, changes in the Company's business strategy or those of its competitors, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms (or at all) or to continue to meet its liquidity needs, changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company wishes to caution each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company's other filings with the Securities and Exchange Commission (the "**SEC**"). For more information regarding some of the above factors, see Item 3—Key Information—Risk Factors.

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information) the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward looking statements contained herein.

PART I

Item 1. *Identity of Directors, Senior Management and Advisers*

1.A Directors and Senior Management

Not applicable in Annual Report on Form 20-F.

1.B Advisers

Not applicable in Annual Report on Form 20-F.

1.C Auditors

Not applicable in Annual Report on Form 20-F.

Item 2. *Offer Statistics and Expected Timetable*

2.A Offer Statistics

Not applicable in Annual Report on Form 20-F.

2.B Method and Expected Timetable

Not applicable in Annual Report on Form 20-F.

Item 3. *Key Information*

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2006, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006 and 2005, have been derived from the Consolidated Financial Statements listed in Item 18 (the "**Financial Statements**"), which have been prepared in accordance with generally accepted accounting principles ("**GAAP**") in the United States. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 5—Operating and Financial Review and Prospects, and the Financial Statements.

ıl 12

Statement of Operations Data:

(in thousands except per share data)

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Revenues	$416,469	$379,923	$315,168	$228,392	$216,368
Cost of revenues:					
Cost of products sold and services rendered	226,908	216,732	176,535	130,917	130,284
Write-down of inventories (1)	—	—	—	7,448	—
Total cost of revenues	226,908	216,732	176,535	138,365	130,284
Gross profit	189,561	163,191	138,633	90,027	86,084
Research and development costs:					
Expenses incurred	62,181	56,718	49,716	42,057	44,384
Less—government participations	1,708	957	1,719	2,601	2,191
Net research and development costs	60,473	55,761	47,997	39,456	42,193
Selling, general and administrative expenses	68,942	59,389	52,951	48,000	50,184
Amortization of goodwill and other intangible assets	580	2,635	2,308	2,400	2,521
Restructuring costs (2)	3,332	—	—	3,786	10,733
Operating income (loss)	56,234	45,406	35,377	(3,615)	(19,547)
Financial income—net	7,404	3,503	1,252	2,379	2,888
Write-down of long-term investments (3)	(205)	—	(2,945)	(696)	—
Income (loss) before taxes on income	63,433	48,909	33,684	(1,932)	(16,659)
Taxes on income	7,893	5,598	4,346	61	(1,099)
Income (loss) from operations of the Company and its subsidiaries and joint venture	55,540	43,311	29,338	(1,993)	(15,560)
Share in profits (losses) of an associated company	(315)	102	196	(507)	(233)
Minority share in profits of consolidated subsidiary	(255)	(156)	(48)	(455)	—
Net income (loss)	$ 54,970	$ 43,257	$ 29,486	$ (2,955)	$ (15,793)
Earnings (loss) per share:					
basic	$ 1.66	$ 1.32	$ 0.91	$ (0.09)	$ (0.49)
diluted	$ 1.65	$ 1.30	$ 0.90	$ (0.09)	$ (0.49)
Weighted average number of shares used in computation of earnings (loss) per share:					
basic	33,105	32,657	32,251	32,031	31,972
diluted	33,399	33,338	32,924	32,031	31,972

Balance Sheet Data:

(in thousands)

	December 31,				
	2006	2005	2004	2003	2002
Working capital	$371,459	$302,392	$264,263	$238,808	$248,754
Total assets	575,013	489,242	443,871	386,448	387,169
Long-term debt (net of current maturities)	—	—	—	—	11,906 (4)
Capital stock	134,258	104,964	99,972	98,310	96,564
Shareholders' equity	441,502	366,388	325,280	293,089	295,434

(1) The write-down of inventories of $7.4 million in 2003 relates to excess inventories of components for certain of the Company's PCB and FPD products.

(2) The restructuring charges of $3.3 million in 2006, $3.8 million in 2003 and $10.7 million in 2002 relate to reductions in the Company's workforce and the rationalizations of certain of its research and development, manufacturing and operating activities. See Note 13d to the Financial Statements.
(3) The write-downs of long-term investments of $0.2 million in 2006, $2.9 million in 2004 and $0.7 million in 2003 reflect the impairment of the Company's interests in two private Israeli companies.
(4) In December 2001, the Company reached an agreement with the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the "**OCS**") pursuant to which it undertook to pay $14.2 million to the Government of Israel in settlement of all royalty obligations (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million (which included interest and linkage components) in 2004.

The Company has not paid any cash dividends in the last five years.

3.B Capitalization and Indebtedness

Not applicable in Annual Report on Form 20-F.

3.C Reasons for the Offer and Use of Proceeds

Not applicable in Annual Report on Form 20-F.

3.D Risk Factors

Investors, holders and prospective purchasers of Ordinary Shares and other persons reading this Annual Report should, in addition to having due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also give consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in the Company's Ordinary Shares:

(a) Dependence on the Worldwide Electronics Industry

The predominant portion of the Company's products are used by manufacturers of PCBs and FPDs in manufacturing processes employed in the production of virtually all major electronic products, particularly those associated with computers, televisions, telecommunications and portable electronic devices. As such, the Company depends very significantly upon the strength of the worldwide electronics industry, and in particular upon the need by those electronics component manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by the Company, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the products and devices produced by these electronics component manufacturers. Demand for consumer end-products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which occurred from late 2000 until the middle of 2003.

Demand for the Company's products is also created, in part, by technological developments affecting product functionality or giving rise to new or enhanced products, and which therefore generate an ongoing need on the part of electronics component manufacturers for yield-enhancing, production support solutions of the type which the Company provides. Should changes in these technologies not continue to occur, or if there were to emerge other technologies, such as those which may reduce or even obviate the need for the use of PCBs and FPDs in electronic devices, this could have the effect of reducing overall demand for the Company's principal products.

There can be no assurance as to the future levels of demand for electronic products and devices and, correspondingly, as to the demand which may exist for PCBs or FPDs and, in turn, for the Company's principal products. These factors, coupled with the Company's limited ability to reduce its expenses due to the ongoing need for investment in research and development and to maintain the Company's worldwide customer support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand for electronic devices using PCBs and FPDs, have a material adverse effect on the Company's business and results of operations, such as occurred during the years 2001 to 2003.

(b) The Cyclical Nature of the PCB and FPD Industries

The PCB and FPD industries have in the past been, and continue to be, cyclical in nature, and have experienced periodic downturns, most recently in the years 2001 to 2003. Because the Company's business relies considerably upon continuing capital investments by manufacturers of bare and assembled PCBs and the limited number of manufacturers of FPDs, it may be negatively affected in circumstances of a general economic slow-down, where the availability of capital resources for investment, particularly in the computer, television or telecommunications industries, is reduced. It may also be negatively affected, as is anticipated to be the case for 2007 in the Company's FPD business, by the oversupply of panels resulting from the construction by liquid crystal display ('**LCD**") manufacturers in recent years of a number of more advanced and expensive fabrication facilities to meet the increased supply required for the growth in sales of LCD televisions. In addition, the timing and nature of capital expenditures by manufacturers of PCBs is usually such that the Company does not normally have a substantial volume of unfilled orders from such manufacturers, and products are generally shipped to those customers within a relatively short period after receipt of orders. As a result, the Company's ability to foresee possible future changes in the total volume of such orders may be limited.

There can be no assurance as to the future levels of demand for electronic products and devices. Reduced demand for the inspection and other systems and products developed and sold by the Company caused by lower demand for PCBs or FPDs, or the loss of a major customer, coupled with the Company's limited ability to reduce its significant expenditures for research and development and worldwide customer support operations, and the difficulties associated with any such reductions, could have a material adverse effect on the Company's business and results of operations, such as occurred during the years 2001 to 2003.

For further information see Item 4—Information on the Company—Business Overview—The Company's Products; Item 5—Operating and Financial Review and Prospects—Trend Information.

(c) The Company's Location in Israel

The Company is incorporated under the laws of the State of Israel and its headquarters and primary research, development and production facilities are located in Israel. As such, the Company is directly influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's operations.

In addition, the Company benefits from certain Israeli Government programs and tax legislation, particularly regarding its production facilities in Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on the Company's business, financial condition and results of operations.

For further information see Item 4—Information on the Company—Additional Considerations Relating to the Company's Operations in Israel; Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income.

(d) Competition; Rapid Technological Change

Although the Company is a world leader in the design, development, manufacture and marketing of AOI systems for bare PCBs and for FPDs and of imaging solutions for PCB production, it faces competition from a number of companies that either produce or are developing such systems and products. In addition, there are a number of companies which develop and provide AOI solutions for manufacturers of assembled PCBs, resulting in a strong competitive environment in which the Company's success may be adversely affected by any failure of the Company to develop and market, in a timely manner, AOI solutions offering superiority of performance and handling, or to offer consistent and effective service and support of those systems to its customers.

The Company's competitors in all product lines can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features, and these or other companies may in the future offer a broader or more comprehensive range of PCB or FPD yield-enhancing products than the Company. Although the Company attempts to maintain and strengthen its competitive position through its policy of substantial investment in research, development, marketing and operations, there can be no assurance that the Company will be able to continue to make such investments or that it will be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet rapid change in manufacturing technologies required for PCBs and FPDs in order to maintain its current competitive position.

For further information see Item 4—Information on the Company—Business Overview—Competition.

(e) Operation in International Markets

The Company anticipates that, as in the past, sales of products and services outside Israel will continue to account for virtually all of its revenues. In 2006, approximately 79% of the Company's revenues from equipment sales were derived from sales in the Far East, including approximately 28% from sales in China, 18% from sales in Japan, 16% from sales in Taiwan and 14% from sales in Korea. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic import/export laws; political and economic instability; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; changes in tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. These factors may operate to have a material adverse effect on the Company's business, financial condition and results of operations (see Item 4—Information on the Company—Marketing, Sales and Support; and Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Effective Corporate Tax Rate; Geographical Analysis; Worldwide Economic Situation; and Cost of Revenues).

(f) Ability to Obtain and Retain Qualified Staff

The Company's success depends, in significant part, upon its continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Demographic trends, non-availability of appropriately qualified and skilled employees, competition for the services of highly specialized employees such as computer software programmers and hardware engineers, financial market conditions and future business decisions of the Company and its competitors may all operate in a manner detrimental to the Company, thereby having a material adverse effect on the Company's business and results of operations (see Item 4—Information on the Company—Strategy; Competition; Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Geographical Analysis; Worldwide Economic Situation; Cost of Revenues; and Item 6—Directors, Senior Management and Employees—Employees).

(g) Intellectual Property Protection

The Company's future success and its competitive position are dependent, in significant part, upon the Company's proprietary technology, and the Company relies on patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with its employees, subcontractors and potential business associates, to protect its intellectual property. There can be no assurance that the Company will be able to protect its technology, or that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology, design around the patents or other proprietary rights held by the Company or breach these agreements.

In addition, there can be no assurance that the Company's products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by the Company with respect to patents or other proprietary rights or that the Company would prevail in any such proceedings. The Company has received in the past, and may receive in the future, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

For further information see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.

(h) Foreign Currency Fluctuations

In 2006, 2005 and 2004, approximately 27%, 23% and 22%, respectively, of the Company's revenues, and approximately 45%, 43% and 41%, respectively, of the Company's expenses, were denominated in currencies other than the United States dollar (the "**Dollar**" or "**$**"). Because the Company's financial results are reported in Dollars, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies may have an adverse effect on the Company's results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on the Company's non-Dollar costs. The Company may, from time to time, take various measures designed to hedge, in part, its exposure to these effects. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company's financial condition and results of operations. See Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Liquidity and Capital Resources; Trend Information; Item 11—Quantitative and Qualitative Disclosures About Market Risk; and Notes 10 and 11 to the Financial Statements.

(i) Write-down of Inventories

The life cycles of the Company's PCB and FPD yield-enhancement and production support products are affected by the life cycles of the consumer electronic products in the manufacturing processes of which the Company's products are utilized. The life cycles of these consumer products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes of PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this may result in significant charges for inventory write-downs, as occurred during 2003, and the Company's future operating results may be adversely affected by material levels of obsolete or excess inventories.

(j) Dependence upon Key Suppliers

Certain of the various key components and subassemblies included in many of the Company's systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet the

Company's requirements in a timely manner, or should the Company otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of the Company's products and services may have an adverse effect on the Company's results of operations. Although the Company generally maintains an inventory of critical components used in the manufacture and assembly of its systems, there can be no assurance that such supplies will be sufficient to avoid potential delays. For further information see Item 4—Information on the Company—Production and Sources of Supply.

(k) Fluctuations in Periodic Operating Results

The timing of revenue recognition for the Company's most expensive products, principally FPD-AOI systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on the Company's periodic revenues and net income. Normally, the recognition of revenue from the sale of products occurs on delivery, subject to the receipt of a signed contract, purchase order or letter of agreement, the fee being fixed or determinable and collectability being reasonably assured. However, the time of delivery is not always in the Company's control because of customer requirements, possible production delays and other factors. In addition, in limited circumstances, such as in the case of newly developed products, recognition of income may be deferred. See Item 5—Operating and Financial Review and Prospects—Trend Information.

(l) Change of Accounting for Stock-Based Awards

Since January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards ("**FAS**") No. 123, 'Share-Based Payment' ("**FAS 123(R)**"), promulgated by the Financial Accounting Standards Board of the United States (the "**FASB**"), the Company has been required to account for the fair market value of stock-based awards (stock options and restricted shares) as a compensation expense in its consolidated statements of operations. This applies to all such awards granted after January 1, 2006 as well as to the unvested portion of previous awards that were then outstanding. An additional compensation cost of $5.3 million in 2006 resulted from the adoption of FAS 123(R). Prior to January 1, 2006, the impact on earnings per share for the fair value of stock option awards was disclosed on a pro forma basis, solely in a footnote to the financial statements, with certain exceptions. The impact on earnings per share for 2005 and 2004, assuming FAS 123(R) had been implemented for those years, is set forth in Note 1r to the Financial Statements.

The compensation cost of stock-based awards depends on a variety of factors including the level and type of awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates; and levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income when making future grants.

Certain of the factors used in determining the fair market value of stock-based awards, and therefore the related compensation expense to be recorded in the consolidated statements of operations over the vesting period, will be based on estimates at the date of grant. There will not be any adjustment to net income or shareholders' equity in the event of forfeiture or expiration of vested awards or at the time of exercise of options even though the fair market value at that time may differ materially from the estimated fair market value at the date of grant.

Because of changes in industry practice and the adoption of FAS 123(R), in June 2005 the Company modified the applicable terms of its equity remuneration plans and related policies, with prospective effect on equity awards made after that time. There can be no assurance that the reduction in net income and earnings per share arising from the inclusion of the cost of stock-based awards will not adversely affect the market price of the Ordinary Shares or the cost to the Company of raising capital.

For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Adoption of FAS 123(R); and Notes 1r and 8b to the Financial Statements.

Item 4. ***Information on the Company***

4.A History and Development of the Company

(a) Corporate History

The Company was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name 'Optrotech Ltd.' pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which the Company now operates is the Israeli Companies Law, 1999 (the "**Companies Law**"), which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the "**Companies Ordinance**").

On August 9, 1984, the Company made an initial public offering of its Ordinary Shares in the United States. The Ordinary Shares are listed on the NASDAQ Global Select Market ("**Nasdaq**") and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. ("**Orbot**"), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI and process control systems for use in the manufacture of bare PCBs, and subsequently merged with Orbot, with the Company as the surviving entity (the "**Merger**"). In connection with the Merger, the Company changed its name to Orbotech Ltd. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

(b) Major Business Developments

The Company's business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, and since the Merger the Company has been the world's leader in providing such systems. Since 1991, the Company has also been engaged, and has become the world leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs. In addition, since 1995, the Company has, through Orbograph, developed and marketed automatic check reading solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

In 1996, the Company commenced the development of laser-based direct imaging technologies, initially through a joint venture with a German company engaged, in part, in high-end optics technology. In 2000, the Company acquired all of the right, title and interest in and to this joint venture. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—The Company's Products—Bare PCBs.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for assembled PCBs, initially through a limited partnership with a German developer and marketer of such systems. In 2001, the Company exercised an option to acquire the remaining equity interest in this partnership. For further information on AOI systems for assembled PCBs, see Item 4—Information on the Company—Business Overview—The Company's Products—Assembled PCBs.

In 1998, the Company entered into an agreement with Valor Computerized Systems Ltd. ("**Valor**"), an Israeli corporation, for the formation of a joint venture with respect to CAM software for PCB fabrication applications. The joint venture, Frontline P.C.B. Solutions Limited Partnership ("**Frontline**"), is owned equally by the Company and Valor and combines the former CAM operations of the Company and Valor. See Item 4—Information on the Company—Business Overview—The Company's Products—Bare PCBs. The Company's interest in Frontline is presented in the Financial Statements by the proportionate method of consolidation. See Note 2a to the Financial Statements. Non-financial information presented herein, such as number of employees and properties utilized by the Company in its operations, does not include information as to Frontline.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—The Company's Products—FPDs.

In 2005, as part of the Company's strategy of diversifying into new growth areas for imaging technologies, Orbotech Medical Solutions Ltd. ("**OMS**"), a wholly-owned subsidiary of the Company, acquired all the assets of Imarad Imaging Systems Ltd. ("**Imarad**"), a privately held Israeli company which developed a technology to manufacture high-performance, solid state gamma radiation detectors, for $7 million. In addition, subject to the achievement of agreed sales milestones, which have not yet been met, OMS undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million. Since this acquisition, OMS has focused on continuing research and development and improving production processes for solid state gamma radiation detectors for medical nuclear imaging applications, based on the acquired cadmium zinc telluride ("**CZT**") crystal-growth technology. The Company views this as a first step in a long-term project, entailing extended research and development and involving complex operational challenges. No assurances can be given as to the time frame which will be required to achieve significant revenues from this project or its profitability.

(c) Recent Major Expenditures

During the period from January 1, 2006 to December 31, 2006, the Company's capital expenditures totaled approximately $8.1 million (compared to $7.7 million during 2005 and $4.9 million during 2004), of which approximately $5.5 million (compared to $5.4 million during 2004 and $3.2 million during 2004) was expended at or upon the Company's facilities in Yavne, Israel, and approximately $2.6 million (compared to $2.3 million during 2005 and $1.7 million during 2004) was expended upon various facilities of the Company's subsidiaries. Of these expenditures, approximately $3.9 million during 2006 (compared to $4.0 million during 2005 and $2.9 million during 2004) was for capital equipment and leasehold improvements and the balance of approximately $4.2 million (compared to $3.7 million during 2005 and $2.0 million during 2004) was related to information technology. Since January 1, 2004, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

All of the above expenditures were paid from internally generated funds.

(d) Miscellaneous

The Company's corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company's postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company's internet address is: www.orbotech.com (the "**Corporate Website**"), where its Annual Report on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the 'SEC Filings' hyperlink contained in the 'Investors' section.

The Company's agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal years.

4.B Business Overview

(a) General

Orbotech is principally engaged in the design, development, manufacture and marketing of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily for PCBs and FPDs. The Company is the world leader in the design, development, manufacture and marketing of AOI and process control systems for bare PCBs and for FPDs and of imaging solutions for PCB production, and is one of a number of leading providers of AOI systems for assembled PCBs. In addition, the Company markets CAM solutions for PCB production and, through Orbograph, develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. The Company derives a significant portion of its revenues from the service and support of its products.

The Company's AOI systems use Orbotech's proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technology to detect, automatically, flaws and defects in products being manufactured or assembled by its customers. These systems are designed to help increase the yield and cost effectiveness of customers' production processes. In addition, through its AOI systems for bare PCBs and imaging solutions, and the CAM solutions which it markets, the Company offers to its PCB manufacturing customers comprehensive solutions which allow automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Company believes that its PCB-AOI customers generally view AOI as an integral part of the manufacturing process rather than as a 'dissociated' post-manufacturing step. The Company's FPD-AOI systems detect defects in the active matrix glass component of FPDs and, by using automatic classification tools, also identify flaws occurring within the FPD manufacturing process. This enables manufacturers to ascertain the source of those flaws as early as possible during the manufacturing process which, in turn, increases production yield and facilitates preventative actions that can reduce the recurrence of defects in the future.

Orbograph's data conversion software solutions use Orbotech's proprietary machine vision and artificial intelligence to enable banks and other financial institutions to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness.

The Company currently has two reportable operating segments: Production Support Solutions for the Electronics Industry, which, in 2006, accounted for approximately 97% of the Company's revenues; and Other, which, in 2006, accounted for approximately 3% of the Company's revenues. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

(b) Strategy

The Company's business strategy includes the following elements:

(i) Strengthen and Expand Position in the PCB and FPD Industries

The Company seeks to strengthen and expand its position in the PCB and FPD industries by: (a) preserving its technological advantages through the continuing enhancement of current generations, and the development of new generations, of PCB and FPD AOI and process control systems, imaging products and CAM solutions, to meet the needs of bare and assembled PCB manufacturers and FPD manufacturers as their products become increasingly complex; (b) expanding its product offerings to bare and assembled PCB manufacturers and FPD manufacturers by developing or acquiring new technologies and/or products that will provide these manufacturers with innovative solutions to their needs; (c) maintaining its close working relationships with its customers, which include leading electronics manufacturers, to enhance the Company's ability to anticipate technological trends at an early stage and to design products which will meet customers' future needs; and (d) where appropriate, maintaining and expanding its worldwide marketing, customer support and service network.

(ii) Diversify into New Growth Areas for Imaging Technologies

The Company intends to continue developing its machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies for use in other applications both within and outside the electronics industry. The Company also intends to leverage its technology, expand its technological base and diversify into new growth areas for imaging technologies, through joint ventures with other companies and through acquisitions.

(iii) Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with approximately 660 employees in over 30 locations worldwide, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

(c) The Company's Products

The Company currently offers AOI and imaging products for specialized applications in the manufacture of bare PCBs, assembled PCBs and FPDs, as well as automatic check reading products enabled through its data conversion software. Each of these is discussed below.

(i) Bare PCBs

- General

The vast majority of electronic equipment uses PCBs, which are the basic interconnecting platforms for the electronic components that comprise most electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as cellular telephones, pocket computers and personal digital assistants, consumer electronic and automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

PCBs are manufactured through a series of complex steps. Generally, a board made of fiberglass (or other material with insulating qualities) is laminated with a conducting material. Holes are then drilled in a specific pattern into the board, either mechanically or by means of a laser beam, and the inner part of each hole is plated with conducting metal. The board is then coated with a thin layer of light-sensitive material ('photoresist'). A transparent film containing the desired circuitry pattern corresponding to the drilled pattern on the board ('production phototool'), which has been either copied from an artwork master or produced directly by a photoplotter connected to a computer-aided design/computer-aided manufacture (**"CAD/CAM"**) data base, is then laid on the photoresist. The board is then exposed to light, which transfers the conductor pattern from the production phototool to the photoresist. Alternatively, the conductor pattern may be transferred directly on to the photoresist without the use of a production phototool, using laser-based direct imaging technologies. Subsequent development of the photoresist and a chemical etching process leave the desired conducting metal pattern printed on the board after excess conducting material is removed. PCBs may be single-sided or double-sided, and more complex PCBs may be multilayered. Multilayered boards comprise the largest segment of the PCB industry.

PCBs are susceptible to conductor defects, such as electrical shorts, open circuits and insufficient or off-measure conductor widths, which may impair or interfere with the electrical interconnections between electronic components mounted on the finished boards. Inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number, and therefore the overall cost to the manufacturer, of unusable boards.



The ongoing trend towards the more complex and smaller electronic components used in sophisticated devices such as digital cameras, network servers, telecom base stations, mobile telephones and personal digital assistants, requires the production of high-density PCBs with finer conductor lines, reduced spacing between those lines, smaller holes and multiple layers. For such complex, multilayer boards, production yield drops dramatically as the number of likely defects increases. The Company's PCB-AOI products are of particular value to manufacturers of fine line and multilayered PCBs.

- Overview of Bare PCB Product Lines

The Company's bare PCB product lines consist of: (i) PCB-AOI systems; (ii) verification and repair stations; (iii) imaging products; and (iv) through its 50% interest in Frontline, CAM systems for PCB production.

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Each of the Company's PCB-AOI systems consists of an image acquisition unit and an image processing unit. The image acquisition unit includes a moving platform carrying the PCB or artwork being inspected, and a scanning unit which acquires an image of the board, digitizes it and transmits it to the image processor. The image processor enhances and processes the image to allow efficient analysis and interpretation of the acquired images. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the keys to attaining the economical throughput achieved by the Company's systems.

Certain of the Company's PCB-AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a CAD/CAM database (such as the CAM workstations of Frontline or other CAM systems) to maximize the probability of defect detection and minimize the rate of false calls. These systems may differ from each other with respect to the image acquisition technologies they utilize. Certain types of PCBs, notably those based on inorganic materials, can only be inspected with reflective illumination, while other types, particularly those with a matte metal surface or extensive conductor surface contamination, are better inspected using fluorescent technology through laser imaging. The Company manufactures PCB-AOI products which can respond to either of these needs: the Company's Vision series use laser imaging to cause fluorescence of the laminate and the Company's other PCB-AOI series use reflective illumination. The Company's PCB-AOI systems can easily be integrated into the production processes of most PCB manufacturing facilities, are designed for flexibility, easy upgradability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate.

Verification and repair stations enable manufacturers to obtain an accurate picture of the defects occurring at various stages of production and, where possible, to repair them. This is of value to manufacturers since PCBs in which defects are detected must be either scrapped or repaired, depending upon the nature of the flaw. In addition, these process tools provide statistical and other information that may be useful to manufacturers in adapting and tailoring their manufacturing processes so as to reduce the recurrence of such defects. Since the verification process involves sorting of critical defects from false alarms and repair of the panel, it is generally performed separately from automated optical inspection.

Imaging solutions include laser plotters and laser-based direct imaging. Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable 'artwork' (production phototools). Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool, by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing.

CAM solutions are designed for application in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The

Frontline CAM products marketed by the Company include archiving and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Frontline's CAM solutions are offered through the Company, and Frontline supports the pre-existing installed base of CAM products of both the Company and Valor.

In 2006, the Company's bare PCB product lines accounted for approximately $234.0 million of revenues (including approximately $64.2 million related to service and support of those products), representing approximately 56% of the Company's revenues. This compared with approximately $201.1 million of revenues (including approximately $60.2 million related to service and support of those products), representing approximately 53% of the Company's revenues, in 2005, and approximately $174.2 million of revenues (including approximately $55.9 million related to service and support of those products), representing approximately 55% of the Company's revenues, in 2004.

- Bare PCB Products

Discovery Series. The Discovery series, which was introduced in late 2004, is intended for use in mid- to high volume PCB production and offers defect detection in line widths down to 25 microns with minimized false calls. The Discovery series is capable of achieving a throughput of up to 210 18" x 24" size PCB panel sides per hour containing lines 100 microns in width. The series is powered by the Company's, proprietary 'SIP' (Simple, Intelligent, Powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training. The latest model in the series is the Discovery PT, which was introduced in the fourth quarter of 2006. This system uses innovative backlight illumination to inspect artwork and glass phototools. In addition, in the fourth quarter of 2006 the Company introduced the Ultra Discovery family of systems, which offers the benefits of SIP technology for chip scale packaging, ball grid array and FlipChip applications in the PCB industry. These systems are capable of detection in line widths down to 25 microns and can achieve throughput of up to 95 18" x 24" size PCB panel sides per hour.

Vision Series. The Vision series of PCB-AOI systems is designed for the inspection of PCBs for which fluorescent technology is more suitable. The latest generation Vision system, the PowerVision, introduced in 2003, is designed to inspect lines down to 37 microns in width. The PowerVision enables high throughput and can inspect more than 160 panel sides per hour for PCBs containing lines 100 microns in width. The PowerVision features enhanced detection algorithms for the inspection of today's advanced and complex PCB designs.

InFinex Series. The InFinex series, which was introduced in 2002, enables the high-volume inspection of advanced packages (such as chip carriers), ultra fine-line designs (down to 12-micron line widths) and advanced mainstream PCBs. The series employs specialized morphology based algorithms to facilitate the detection of extremely fine defects in critical, hard-to-inspect areas, including wire and FlipChip bonding pads, resulting in accurate detection and a low rate of false calls on even the most complex design patterns. The InFinex 3000 systems were introduced in 2004, with scanning capabilities of 65 PCB panel sides per hour containing lines 25 microns in width. The latest system in this series, the InFinex 3500Plus, introduced in the third quarter of 2005, inspects down to 12-micron line widths.

Verification and Repair Stations. The Company's current offering of verification and repair stations is comprised of the VeriSmart, introduced in 2004, and the VeriWide and VeriFine, introduced in 2006. All of these models provide the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs, and have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority so as to avoid repairing other defects on a panel that will later be scrapped. Each of these stations communicates with the Company's PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis. In the fourth quarter of 2006, the Company introduced proprietary Amethyst technology for the VeriSmart, VeriWide and VeriFine models. This technology employs a combination of different wave length illuminations, together with enhanced image processing, enabling verification stations to improve yield by helping the operator distinguish between real defects and false calls and control repair quality.

Laser-Based Direct Imaging. The Company's advanced laser-based direct imaging Paragon systems are utilized in the manufacture of fine feature PCBs at normal production rates. The latest model, the Paragon-8800, introduced in the fourth quarter of 2006, operates with a diode pumped, solid state, high energy ultraviolet laser, which facilitates low power consumption, reduced cost of operations and extended laser life. The Paragon systems incorporate sophisticated optics allowing the exposure of an entire panel in one scan, and utilizes advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system's sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Paragon-8800 achieves effective imaging rates of up to 160 panel sides per hour in manual operation mode. In addition, the Company also offers the Paragon-6600, a lower-end version of the 8800 model, and the Paragon-9000, which is capable of achieving resolutions down to 15 microns.

Laser Plotters. The Company's LP-9008 family of external drum laser plotters incorporates sophisticated electro-optics, complex mechanical designs and patented multi-beam imaging technology, enabling them to achieve high geometrical accuracy, plotting speeds and image quality. The LP9008 laser plotter is capable of plotting at multiple resolutions down to one micron in certain configurations. Automated data interface to CAM systems, advanced automation and high capacity, multiple format film drawers allow continuous unattended operation for long periods of time, all under light-tight, dust-free conditions.

CAM and Engineering Solutions. Frontline's CAM and engineering products enable the automation of the Front End/Engineering department of PCB manufacturers. The line includes: Genesis 2000, a leading comprehensive pre-production CAM system which integrates design analysis with automatic data optimization to deliver precise PCB tooling data with high accuracy and speed; GenFlex, a dedicated CAM solution for Flex and Rigid Flex PCB manufacturers which is based on Genesis technology, compensating for material bending and possible distortion; InPlan, a rules driven engineering solution that automates the manufacturing planning process while substantially reducing manufacturing costs through cycle time reduction, material selection optimization, quality improvement and scrap reduction; and InStack, a stand alone module of InPlan which enables PCB manufacturers more effectively to design their high layer count boards, including substantially reducing planning time and enabling substantial cost savings and quality improvement. All of Frontline's CAM products are effectively integrated and share the same data using ODB++ data format.

(ii) Assembled PCBs

- General

Once manufactured, 'bare' PCBs are mounted with the electronic components needed to perform the specified tasks, after which they are commonly referred to as 'assembled' (or 'populated') PCBs. There are three main steps in the assembly of surface-mount devices on PCBs. The first step, solder paste printing, is the application of solder paste on every contact point of the PCB. The second step, component placement, is the actual placement of the components on the PCB. The last step, reflow, is the process of melting the solder paste and cooling it to form a solder joint. Inspection, either manual or automated, is performed after some or all of these steps, depending upon the intended application, the manufacturer's requirements and the complexity of the board. As PCB assemblies become smaller and denser, manual inspection becomes increasingly time consuming and inefficient, resulting in higher manufacturing costs, lower yields and more product returns.

- Overview of Assembled PCB Product Lines

The Company's assembled PCB product lines consist of: (i) AOI solutions for each production stage of assembled PCBs; (ii) verification and repair stations; and (iii) process control solutions.

The Company's assembled PCB-AOI solutions are computerized electro-optical systems comprising either two or three dimensional image acquisition methods for the identification and inspection of defects and process deviations at various stages in the manufacture of assembled PCBs. Each of these solutions is designed to work in either in-line or off-line mode and can support high-volume production. In addition, when supplemented with specialized software developed and marketed by the Company, these solutions can also support prototype production (also known as 'NPI' (new product introduction) or 'high-mix' production), which is utilized mainly in the introduction of new products or low quantity products. Other specialized software produced and marketed by the Company enables these systems to inspect the press-fit connector pins located in the backplane of an assembled PCB.

In 2006, the Company's assembled PCB product lines accounted for approximately $39.7 million of revenues (including approximately $3.3 million related to service and support of those products), representing approximately 10% of the Company's revenues. This compared with approximately $32.1 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 9% of the Company's revenues, in 2005, and approximately $34.0 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 11% of the Company's revenues, in 2004.

- Assembled PCB Products

Symbion Series. The Company's principal products for the inspection of assembled PCBs are in-line and off-line, post-paste, post-placement and post-solder inspection systems, known as the Symbion Series, and comprising the Symbion S36, S22 and P36.

The Symbion S series, introduced in mid 2005, includes inspection systems varying in throughput, inspection stage and price. These systems all provide high-level defect detection and repair cycles as well as accurate process data for fault prevention at the critical stages of post-reflow and post-placement inspection, thereby improving yields of even the most complex surface-mount, through-hole and mixed technologies. The Symbion S36 and S22 are available in several configurations, differing principally in resolution and speed, each of which has been designed to provide high throughput in fine pitch surface-mount technology lines, and in large board formats, and feature three dimensional image acquisition, known as DPIX (dimensional picture image extraction), for high detection capabilities and reliable 'first-pass' yields. The Symbion S series has been developed to meet the requirements of manufacturers of either high density or small component assembled PCBs, such as those used in personal computers, notebook motherboards, mobile applications or telecommunication transmission stations, whether produced in small or large batch sizes.

The Company's Symbion P series consists of three dimensional solder paste AOI systems which have been designed to provide an AOI solution to the solder paste inspection needs of electronics assembly manufacturers. The Symbion P36 features three-dimensional imaging technology for area and volumetric measurements, at high speed and without compromising accuracy.

Vantage S22 Series. The Vantage S22 series of AOI systems was introduced in the second half of 2005 and has been designed to address the requirements of mainstream PCB assembly technology by providing lower cost inspection solutions which support high volume production in small to medium sized manufacturing facilities. These systems support a similar product mix to the Symbion S36, such as motherboard, controller, automotive and a variety of other applications.

Verification and Repair Stations. The Verifast 21 verification and repair station supports all of the Company's assembled PCB-AOI systems and provides rapid repair cycles by means of a clear and easy-to-use graphic user interface. It also offers accurate data for process control. The ergonomic design of the repair station facilitates the location of defects, either on screen or with a laser pointer that pinpoints failures on the PCB. The station operates in either fully automated in-line configuration, or in off-line mode.

Process Control Tools. The Company's suite of process control solutions, called the 'Advisor' products, consists of: the Process Advisor, a quality process control which provides real time statistical process control, processes statistical data and visualizes inspection results, enabling manufacturers to identify undesirable process trends and problems; the Yield Advisor, a data analysis application which uses AOI and verification and repair station results for data input, enabling extensive monitoring and reporting of the PCB assembly process; and the Line Advisor, a process control and capability module package for measuring placement machine capability in post-reflow AOI.

(iii) FPDs

- General

FPDs, which include LCDs, plasma displays, organic light-emitting diodes and other types of FPDs, are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes ("**CRT**"s), including the convenience associated with their significantly smaller physical depth and lower weight, and their relatively low levels of radiation and heat emission. Over recent years there has been a significant increase in the replacement of desktop CRTs by LCD-based FPDs for use in computers, as well as a steady growth in sales of LCD wall-mounted television sets for home use.

The most common FPD technology currently in use is the thin film transistor ("**TFT**") LCD, and the Company believes that this LCD technology will maintain its position of major importance in the foreseeable future. TFT LCDs, which are also known as active matrix LCDs, enable the production of higher resolution displays which provide very high-quality performance. They have replaced the 'lower-end' passive matrix LCDs for use in mainstream applications such as laptop screens. Desktop monitors for personal computers, which is one of the major applications for FPDs, are manufactured using only active matrix TFT LCDs.

A typical active matrix LCD consists of two transparent substrates (normally glass) separated by liquid crystal material. Through complex, multilayer photolithographic deposition processes, similar in many ways to semiconductor production, an active array of transistors is built on one of the substrates and a color filter is attached to the other. There are three transistors, one for each of the red, green and blue components of each picture element (commonly known as a 'pixel'). In a typical XGA-quality color active matrix LCD there are a total of 2,360,000 transistors with geometric line widths for each transistor of approximately five microns. The color filter enables the display to attain color capability by selectively filtering out the light passing through each colored pixel controlled by these transistors to produce the desired color mix on the display. The high quality viewing demands imposed by LCD television applications, especially for 'high definition' television, have increased the need for manufacturers to employ stringent yield-enhancement tools such as the measurement and inspection systems developed and offered by the Company.

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered 'generations'. Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, there does exist a broad understanding as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 x 1,300 mm in size, sixth generation 1,500 x 1,850 mm in size, seventh generation 1,870 x 2,200 mm in size and eighth generation, initial production of which commenced during 2006, 2,250 x 2,450 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products, including televisions, with larger screen sizes (currently up to 65" diagonal).

The technology traditionally utilized in producing LCDs is known as 'Amorphous Silicon' or 'a-Si', which refers to the material from which the active portion of the transistors is manufactured. However, in recent years a technology known as Low Temperature Polysilicon ("**LTPS**") has proven suitable for certain LCD manufacturing applications. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts requiring assembly in, and the cost of, the final product.

LCDs are susceptible to various defects, many of them resulting from the photolithographic and deposition processes mentioned above. Detection of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials (which represent a substantial percentage of total costs), repair defects, if possible, before they become inaccessible due to further manufacturing processes and improve yields.

The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multi-layered structure and high-density features and the fine nature of potential defects. LCD inspection must also match the high production speeds of LCD facilities utilizing larger substrate glasses for new generations. These technological challenges are growing more acute as LCDs become larger in size and increasingly complex, in response to customer requirements for larger and more sophisticated displays, finer resolution and support for high definition television broadcasts.

- Overview of FPD Product Lines

The Company's FPD product lines consist of: (i) FPD-AOI systems for LCD products; and (ii) process control tool solutions.

In 2006, the Company's FPD product lines accounted for approximately $129.1 million of revenues (including approximately $11.5 million related to service and support of such products), representing approximately 31% of the Company's revenues. This compared with approximately $135.0 million of revenues (including approximately $9.9 million related to service and support of such products), representing approximately 36% of the Company's revenues, in 2005, and approximately $97.8 million of revenues (including approximately $7.9 million related to service and support of those products), representing approximately 31% of the Company's revenues, in 2004.

- FPD Products

FPI-7000 Series. The FPI-7000 series of AOI systems employs an image acquisition system that enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers and materials. The FPI-7090 family of systems, which were introduced in 1999, are designed to handle fourth generation glass substrates. In 2001, the Company introduced the FPI-7598 family to support fifth generation glass substrates.

FPI-6000 Series. The FPI-6000 series of AOI systems offers high sensitivity at rapid inspection speed. In 1999, the Company introduced the 6090 FPD-AOI system for fourth generation size glass substrates, and in 2001 it introduced the FPI-6590 to support fifth generation glass substrates at a very high resolution of two to four microns. During 2006, the Company introduced the FPI-6090SHR model, designed for the inspection of up to generation four glass sizes in resolutions down to one micron. These systems complemented and expanded the Company's range of FPD-AOI systems by broadening the scope of inspection solutions that the Company is able to offer to include engineering tool-process analysis for process setup.

InVision Series. In 2002, the Company introduced an in-line inspection system, the Invision series, which is designed to be integrated into process equipment so as to provide rapid feedback on process failures. This series is designed to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The Invision series is available in various models that are designed to meet the technology needs of fifth, sixth, seventh and eighth generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a purpose designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series. In 2003, the Company introduced a series of off-line, FPD-AOI systems, the SuperVision series. The SuperVision 650 system was the first FPD-AOI system designed to support sixth generation glass substrates. Subsequent SuperVision systems, including the SuperVision 760 and the SuperVision 880, support glass sizes up to and including eighth generation substrates. These systems incorporate a glass transportation technique based on air-float technology, and their customized camera and image processing architecture enable them to identify very small defects on large glass panels without compromising scan speed.

Pointer. The Company also expanded the range of applications for which its FPD-AOI systems can be utilized, with the introduction in 2002 of the Pointer AOI, as an alternative to the traditional methods of electrical testing for open or short circuits. The Pointer AOI operates at relatively low running costs, can provide more comprehensive information than electrical testing methods, eliminates the risks of damage generally associated with mechanical probes and reduces the inspection time normally required when testing glasses containing a large number of displays.

Process Control Tools. In 2003, the Company introduced the EYES-2020, an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data that it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for LCD manufacturers to devote time and other resources for that purpose. The Company believes that the combination of AOI and EYES allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Digital Macro. In 2004, the Company introduced an optional add-on feature to its FPD-AOI systems called Digital Macro, which obviates the need for manufacturers to purchase a separate, stand alone macro inspection system. Digital Macro creates a macro image of the entire glass, thereby enabling the detection of panel 'unevenness' as well as a variety of visible defects. Macro inspection is an important method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes and to verify the quality of individual panels.

Critical Dimension and Overlay Measurement. In 2005, the Company introduced an optional add-on feature to its FPD-AOI systems called 'critical dimension and overlay measurement', or 'CD/O'. CD/O enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration, and represents the first 'process metrology' solution offered by the Company to LCD manufacturers. Process metrology, a key method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes, has traditionally been performed by means of dedicated, stand-alone CD/O measuring systems. The Company believes that by offering these solutions as an integral part of its FPD-AOI systems, it will be possible to save valuable clean room space, reduce equipment and handling overheads and minimize the potential yield loss associated with the movement of glass panels through the fabrication plant. Furthermore, application of the CD/O as part of the Company's in-line AOI systems increases the likelihood of detecting process or equipment problems significantly earlier in the manufacturing process, thereby reducing waste of expensive work in process. As with other AOI data, CD/O data is also conveyed to Orbotech's EYES-2020 yield management station for statistical analysis, auto-alarming and storage.

(iv) Automatic Check Reading

- General

Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading solutions to banks and other financial institutions. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. By using Orbograph's automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. During

2006, Orbograph expanded its customer base to include more large banks and financial institutions. Orbograph also expanded its network of partners to include solution providers that focus on large financial institutions and invested in the development of its software for check fraud detection and prevention. The Company believes that Orbograph is currently a leading provider of automatic check reading software.

In 2006, the Company's check reading product lines accounted for approximately $13.1 million of revenues (including approximately $4.2 million related to service and support of those products), representing approximately 3% of the Company's revenues. This compared with approximately $11.5 million of revenues (including approximately $3.5 million related to service and support of those products), representing approximately 3% of the Company's revenues, in 2005, and approximately $9.2 million of revenues (including approximately $2.8 million related to service and support of those products), representing approximately 3% of the Company's revenues, in 2004.

- Check Reading Products

Orbograph's data conversion software drives its automatic check reading (or character recognition) products, which operate by acquiring or 'capturing' the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number.

OrboCAR Series. Orbograph's principal products are the OrboCAR (check amount recognition) suite of products that are designed to read, automatically, the numerical characters and alphabetical letters handwritten or printed on checks. OrboCAR products are utilized in conjunction with the image-based check processing systems employed by banks and other financial institutions. The OrboCAR series includes a range of products, varying in the accuracy and percentage of checks which they are capable of reading, but all of which share common interfaces, thereby facilitating easy upgradability. The principal product in the series is the OrboCAR Accura, a check amount recognition product introduced in 2002, which achieves a considerably higher degree of accuracy than previous Orbograph products and most human operators.

Other products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph's patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Convene, an add-on utility for forms-processing applications which uses Key-Pay technology to provide remote data-entry and data-repair services; and Sereno, a product that detects fraudulent checks by verifying the signatures and the check-stock (or check 'template') against valid items from a bank's profile database.

(d) Marketing, Sales and Support

The Company markets its products for inspection of electronic components and provides customer support through its wholly-owned subsidiaries in the United States, Europe, the Pacific Rim and Japan. Each subsidiary employs local marketing, sales and customer support personnel. Worldwide marketing efforts are coordinated by the responsible marketing managers, who are based at Company headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate the Company's data conversion software into the automated check processing systems utilized by banks and other financial institutions.

Approximately 180 people are engaged in the Company's worldwide sales and marketing efforts, which include participation in various trade shows and conventions, publications and trade press, demonstrations performed in Company facilities and daily contact with customers by sales personnel.

The Company installs, services and provides training to customers on all its products. After a minimum amount of site preparation by the customer, installation of a typical system can normally be completed at the customer's site, either by the Company or third parties, within a short time after delivery. The Company's customer support representative installs and checks the system. As part of the installation procedure, the Company provides system documentation and basic training in maintenance and application to customers. In addition, for a fee, the Company offers customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

At December 31, 2006, the Company employed 479 customer support personnel at 34 locations worldwide to ensure prompt and efficient service. 311 were stationed at 20 locations in the Pacific Rim, 46 at six locations in Europe, 51 at three locations in Japan, 46 at two locations in the United States and 25 at three locations in Israel.

(e) Production and Sources of Supply

The Company's manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company.

The Company increasingly utilizes subcontractors in Israel, the United States, Europe, China and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, PCB fabrication and a portion of the required electronic assembly.

Most electronic components are imported from the United States, Europe, China and Japan. The Company's production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within two weeks to six months of receipt of customer orders if requested by the customer.

Certain key components and subassemblies included in the Company's systems are purchased from a limited group of suppliers. The Company currently purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company's results. The Company generally maintains several months' inventory of critical components used in the manufacture and assembly of its systems.

(f) Competition

Although the Company is the world leader in AOI systems for bare PCBs and for FPDs, it faces competition from a number of companies that either produce or are developing such systems. The Company has responded to this competition with continued enhancements of its AOI product lines and it anticipates continuing to do so.

During 2006, the Company faced continuing competition for its FPD products, causing it to experience pricing pressure from customers. Developers of AOI systems in the Far East offer in-line and off-line FPD-AOI solutions that compete with the Company's InVision, SuperVision and FPI series. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will continue to choose to purchase the Company's products.

Inspection solutions for assembled PCBs are currently offered by a significant number of providers (including local suppliers in the Far East), some of which have broader product offerings targeted at the same customer base, and certain of which are business units within companies of significantly greater size, and having access to substantially more capital and other resources, than does the Company.

The Company believes that, based upon their respective characteristics, such as accuracy, speed, image processing, throughput, ease-of-use, automation, editing capabilities and storage format, the performance capabilities of its imaging solutions and its AOI systems for use in the inspection of bare and assembled PCBs, and in the inspection of FPDs, remain strongly competitive with similar products.

The Company also believes that in the future price will remain a principal competitive factor for its PCB and FPD products. However, other factors, including functionality and performance (e.g., speed, ease of use, accuracy and reliability), the provision of improved products through research and development, the ability to provide a more comprehensive yield-enhancement solution, customer support services and customer relations will continue to be of major importance to the Company's manufacturing customers.

Orbograph's automatic check reading products face competition in North America from a number of other providers of so-called 'intelligent' character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph.

The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. Maintaining the technological and other advantages of the Company's products over those of its competitors will require a continued high level of investment by the Company in both research and development and operations. The Company believes it can maintain its competitive position by continuing to supply updated, state-of-the-art product apparatus, comprehensive after-sales support and improved features to meet sophisticated customer needs. There can be no assurance that the Company will be able to continue to make such investments or that the Company will be able to achieve the technological advances necessary to maintain its current competitive advantages.

The Company believes that its extensive installed base and global network of sales and support offices, as well as the recognition it has attained with PCB and FPD manufacturers, and banks and other financial institutions, place it in a strong competitive position with respect to its PCB, FPD and automatic check reading product lines.

(g) Additional Considerations Relating to the Company's Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters and production facilities are located in Israel. Although virtually all of the Company's sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence. In addition, during 2006 there occurred an outbreak of open hostilities along Israel's northern border with Lebanon, and there have recently been hostilities, although to a lesser extent, in the Gaza Strip. To date, these matters have not had any material effect on the Company's business and results of operations, but there can be no assurance that they will not do so in the future.

Many of the Company's male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called for active military duty at any time under emergency circumstances. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

The Company benefits from certain government programs and tax legislation, particularly as a result of the 'Approved Enterprise' status of substantially all of the Company's existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an "**Approved Enterprise**" and the "**Approved Enterprise Law**", respectively). Pursuant to these programs and legislation a significant portion of the Company's income is taxed at reduced rates. See Note 9 to the Financial Statements. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the "**Israeli CPI**"). The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was amended in 2005; however, these amendments do not impact the status or benefits applicable to the Company's Approved Enterprises that were approved prior to 2005, although they may have an adverse effect on the Company's results of operations in the future. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income; and Note 9a to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of such benefits (particularly those available to the Company as a result of the Approved Enterprise status of the Company's existing facilities in Israel) could have a material adverse effect on the Company's business, financial condition and results of operations.

Israel is a member of the United Nations, the International Monetary Fund, the World Bank Group (including the International Finance Corporation), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel has entered into preferential Trade Agreements with the European Union, the United States, Canada, the European Free Trade Association and a variety of other countries. Israel also has commercial and trade relations with a number of other nations, including Russia and China, with which it had not previously had such relations.

4.C Organizational Structure

Orbotech's corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located in Yavne, Israel. Orbotech, Inc., wholly-owned by the Company, maintains its headquarters in Billerica, Massachusetts, with a regional office in Tustin, California. The Company's European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Paris, Manchester and Stuttgart. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of the Company, operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. The Company's wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company's principal Israeli subsidiaries are Orbograph (owned approximately 89% by the Company), the Orbotech Technology Ventures Limited Partnership (wholly-owned by the Company), of which the partners are the Company and Orbotech Technology Ventures Limited, and Orbotech Medical Solutions Ltd. (wholly-owned by the Company).

4.D Property, Plants and Equipment

The Company's administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 246,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2010, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 224,000 square feet of floor space, which is used primarily in connection with sales, marketing and customer support. These leases expire on various dates up to 2011. Also, the Company, through its Belgian subsidiary, Orbotech S.A., owns an interest in real property that is used as its European headquarters.

The aggregate annual net rental for all of the Company's facilities in and outside Israel in 2006 was approximately $6.2 million (compared to $6.2 million in 2005 and $5.5 million in 2004). For further information, see Note 7a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time the facilities available to the Company in Yavne, Israel, are virtually fully utilized, generally on a one shift basis, in the course of the Company's normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

The Company has entered into negative pledge agreements with certain banks pursuant to which the Company has undertaken not to register certain charges on its assets in favor of third parties without the prior consent of such banks. See Note 7c to the Financial Statements.

Item 4A. ***Unresolved Staff Comments***

None

Item 5. ***Operating and Financial Review and Prospects***

5.A Operating Results

(a) General

Orbotech is an Israeli corporation with two reportable operating segments: (i) Production Support Solutions for the Electronics Industry; and (ii) Other. The Company is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company's products for the electronics industry are primarily AOI and process control systems, and imaging and CAM solutions, principally for application in the production of PCBs and FPDs. Through Orbograph, the Company also develops and markets automatic check reading solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

The Company derives revenues from two sources: (i) sales of the Company's products; and (ii) services provided with respect to the Company's products. In 2006, 2005 and 2004, revenues derived from sales of products constituted approximately 80%, 80% and 78%, respectively, of the Company's total revenues, with the remaining revenues being derived from service for product support. During each of those periods, approximately 97% of revenues from both product sales and service were derived from product lines related to its production support solutions for the electronics industry, and the balance principally from product lines related to automatic check reading. The Company expects that revenues from its products for the electronics industry will continue to account for a predominant portion of total sales and service revenues in the near future. Most of the Company's revenues from the electronics industry are derived from repeat sales to existing customers, and the Company expects that repeat sales will continue to account for a significant portion of such revenues in the future. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. Dollar. Virtually all of the Company's sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made, and most marketing and service costs are incurred, outside Israel in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company is the U.S. Dollar.

(b) U.S. GAAP

Since 2002, the Company's financial statements have been prepared in accordance with U.S. GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company's so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP pursuant to Accounting Principles Board ("**APB**") Opinion No. 18.

(c) Critical Accounting Policies

To improve understanding of the Company's financial statements, it is important to obtain some degree of familiarity with the Company's principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements, which are developed on the basis of these accounting policies, provide complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2006, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date.

In preparing the Company's financial statements in accordance with U.S. GAAP, the Company's management must often make estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions which are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3.D—Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

(i) Revenue Recognition

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured. If the

Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company implements Emerging Issues Task Force Issue 00-21, 'Revenue Arrangements with Multiple Deliverables', which deals with the accounting by a vendor for contractual arrangements involving multiple revenùe-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements. Multiple element arrangements are treated as follows: (a) the arrangement is divided into 'delivered' and 'undelivered' elements; (b) revenue is allocated to undelivered elements based on the fair value of each such element; and (c) the residual amounts of revenue are allocated to delivered elements. This accounting treatment is applied if the undelivered elements have value on a stand alone basis, there exists objective and reliable evidence of fair value for the undelivered elements, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company's control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company grants its customers a warranty, usually for a period of six to twelve months, on systems sold. Upon revenue recognition, the Company records as 'deferred revenue relating to warranty commitments' a portion of the sale price that relates to the fair value of the work expected to be performed during the warranty period (based on past experience) and recognizes it as service revenue ratably over the warranty period. After the warranty period, service revenue in respect of the Company's systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company's products. It has been the Company's experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In circumstances where the product has been delivered but revenue deferred, such as in the case of newly developed products, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable, and collectibility is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(ii) Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components—on the moving average basis; labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

(iii) Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful.

(iv) Liability for Employee Rights upon Retirement

The Company does not have any obligations to its employees upon retirement which are not fully provided for in the Financial Statements. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management's opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. See Note 6 to the Financial Statements.

The Company has not undertaken to provide any post-retirement health benefits to its employees.

(v) Taxes on Income

Taxes on income are calculated based on the Company's assumptions as to its entitlement to various benefits under the Approved Enterprise Law. The Company's entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in this law. In the event of its failure to do so these benefits may be cancelled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest. The Approved Enterprise Law was amended in 2005; however, these amendments do not impact the status or benefits applicable to the Company's Approved Enterprises that were approved prior to 2005. The termination or curtailment of the Approved Enterprise Law or the loss or reduction of such benefits could increase the Company's tax rates, thereby reducing its net profits or increasing its net losses, and could have a material adverse effect on the Company's business, financial condition and results of operations.

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in the Company's financial statements, as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company's intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration. In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for benefits as a 'Benefiting Enterprise' (replacing the previous terminology of 'Approved Enterprise'). As a result of these amendments, future tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. Since the Company will not be eligible to apply for Benefiting Enterprise status for its production facilities prior to 2008, it has not recorded any such deferred tax liability in its consolidated financial statements for 2006, nor does it expect that it will be required to do so for 2007.

(vi) Amortization of Intangible Assets

As from January 1, 2002, goodwill ceased to be amortized and instead is tested for impairment annually. The Company has identified its various reporting units, which consist of its operating segments, and has performed the necessary allocations of its intangible assets between goodwill and other intangible assets, mainly intellectual property. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of January 1, 2002. As a result of the application of the transitional impairment test, the Company did not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company performs its annual goodwill impairment test on September 30 of each year. On September 30, 2006, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, no impairment existed. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill. As at December 31, 2006, the Company's goodwill of approximately $12.5 million was allocated as follows: approximately $9.0 million to the Production Support Solutions for the Electronics Industry segment and the balance to the business acquired by OMS from Imarad in 2005 (see Item 4.A—History and Development of the Company—Major Business Developments).

The Company's acquired intangible assets other than goodwill, comprised primarily of intellectual property, are being amortized on a straight-line basis over a period of five years, based on past experience. At December 31, 2006, goodwill was approximately $12.5 million and other intangible assets subject to amortization were approximately $1.9 million. The amortization expense for 2006 totaled approximately $0.6 million and is anticipated to total approximately $0.6 million for 2007. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values.

See Notes 1i, 1j and 5 to the Financial Statements.

(vii) Adoption of FAS 123(R)

Prior to January 1, 2006, the Company accounted for employees' share-based payment under the intrinsic value model in accordance with APB Opinion No. 25, 'Accounting for Stock Issued to Employees' ("**APB 25**"), and related interpretations. In accordance with FAS 123, 'Accounting for Stock-Based Compensation'

("**FAS 123**"), as amended by FAS No. 148, 'Accounting for Stock-Based Compensation—Transition and Disclosure', the Company disclosed pro forma information, assuming the Company had accounted for employees' share-based payments using the fair value-based method defined in FAS 123.

Effective January 1, 2006, the Company adopted FAS 123(R), which supersedes APB 25 and related interpretations and amends FAS No. 95, 'Statement of Cash Flows'. FAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("**SAB 107**"). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

As a result of adopting FAS 123(R), income before taxes on income and net income in 2006 were each lower by $5.3 million ($4.4 million in respect of option grants and $0.9 million in respect of restricted share awards) than if the Company had continued to account for compensation for equity awards under APB 25. Compensation expense for equity awards in 2006 was allocated as follows: $0.5 million to cost of revenues: $1.5 million to research and development costs and $3.3 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the "**Tax Ordinance**"), the Company generally will not be allowed to claim an expense for tax purposes. For further information see Item 6.E—Share Ownership—The 2000 Plan.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2007 is estimated at approximately $8.8 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Period	**Compensation Cost**
	($ in millions)
2007	5.1
2008	2.6
2009	0.9
2010	0.2

These amounts do not reflect the compensation cost of any awards granted commencing January 1, 2007, which will be reflected in the consolidated financial statements over the applicable vesting period in accordance with FAS 123(R).

Compensation expense relating to future equity awards will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income when making such grants.

For a discussion of modifications to the Company's equity remuneration plans approved by shareholders in July 2005 prior to the adoption of FAS 123(R), see Item 6.E-Share Ownership.

(d) Newly Issued and Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, 'Fair Value Measurements' ("**FAS 157**"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any interim financial statements for any period of that fiscal year. The Company is currently evaluating the impact, if any, of the provisions of FAS 157 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, 'Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements' ("**SAB 108**"), which provides interpretive guidance when considering the effects of prior year misstatements on quantification of current year misstatements for purposes of assessing materiality. SAB 108 is effective for fiscal years ended after November 15, 2006 (December 31, 2006, for the Company). The Company adopted SAB 108 in the Financial Statements and accordingly follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB 108 did not result in corrections of the Financial Statements.

In July 2006, the FASB issued FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109' ("**FIN 48**"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions and is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of FIN 48. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company is currently evaluating the impact, if any, of the provisions of FIN 48 on its financial position and results of operations.

In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, 'How Taxes Collected from Customers and Remitted to Governmental Authorities Should be presented in the Income Statement (That Is, Gross versus Net Presentation)' ("**EITF 06-03**"). EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction and states that the presentation of the taxes, on either a gross or net basis, constitutes an accounting policy decision that, if significant in amount, should be disclosed pursuant to APB Opinion No. 22, 'Disclosure of Accounting Policies'. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007, for the Company). The Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position or results of operations.

In March 2006, the FASB issued FAS No. 156, 'Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140' ("**FAS 156**"). FAS 156 amends FASB Statement No. 140, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities', with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must initially be measured at fair value, if practicable. Subsequent to initial recognition, a company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of FAS 156. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the Company). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of FAS 156 is not expected to have a material effect on the Company's financial position and results of operations.

(e) Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i) Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company's sales and service revenues by geographic area for the periods indicated:

	Year Ended December 31,					
	2006		2005		2004	
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales						
North America	$ 39,922	12	$ 32,961	11	$ 26,113	11
Europe	29,691	9	23,118	8	23,377	9
Japan	60,230	18	41,013	13	24,450	10
Taiwan	54,430	16	68,323	23	78,527	32
China	92,926	28	61,372	20	56,990	23
Korea	45,811	14	65,036	21	24,663	10
Far East*	9,084	3	8,640	3	10,606	5
Other	1,232	—	2,845	1	831	—
Total Sales	$333,326	100	$303,308	100	$245,557	100
Service						
North America	$ 16,395	20	$ 15,419	20	$ 14,504	21
Europe	10,827	13	11,390	15	11,242	16
Japan	10,697	13	9,721	13	9,694	14
Taiwan	16,592	20	15,856	21	14,746	21
China	18,772	23	15,843	20	12,091	18
Korea	6,767	8	5,135	7	4,223	6
Far East*	2,810	3	2,960	4	2,827	4
Other	283	—	291	—	284	—
Total Service	$ 83,143	100	$ 76,615	100	$ 69,611	100
TOTAL	$416,459		$379,923		$315,168	

* other than Japan, Taiwan, China and Korea.

Approximately 76% of the Company's revenues from equipment sales and service during 2006 (compared to 77% during 2005 and 76% during 2004) were derived from the Far East, including approximately 27% from revenues in China, 17% from revenues in Japan, 17% from revenues in Taiwan and 13% from revenues in Korea. Of the Company's revenues from equipment sales and service which were derived from the Far East in 2005, approximately 22% were from Taiwan, 20% from China, 18% from Korea and 13% from Japan. In addition, virtually all of the Company's revenues from its automatic check reading products during 2006 and 2005 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2006, the Company benefited from increased levels of manufacturing activity for more technologically sophisticated PCB products in North America and Europe, as a result of which it recorded higher revenues from these regions. Revenues from China increased significantly compared with the previous year due to the higher levels of capital expenditure associated with the continued migration of PCB fabrication facilities to that country. Revenues from Japan also increased significantly during the year, as both PCB and FPD manufacturers further expanded their high-end manufacturing facilities to meet the demand for new and technologically advanced devices. However, revenues from Korea and Taiwan decreased significantly compared with 2005, reflecting lower capital expenditure by Korean and Taiwanese FPD manufacturers. Aggregate revenues from other Pacific Rim countries remained stable.

During 2005, the Company recorded higher revenues from North America, principally as a result of the increased levels of manufacturing activity in this region for more technologically sophisticated PCB products. Revenues from Europe remained largely unchanged from the previous year, due to the lower levels of PCB manufacturing following the migration of PCB fabrication facilities away from this region during the economic downturn from 2001 to 2003. Revenues from Japan increased significantly during the year, as both PCB and FPD manufacturers continued to expand their high-end manufacturing facilities to meet the demand for new and technologically advanced devices. Revenues from Korea reflected the very significant investments by two major Korean FPD manufacturers in seventh generation LCD manufacturing facilities to meet the demand for large screen televisions. Aggregate revenues from other Pacific Rim countries remained stable.

While the global electronics industry remains strong, the Company's ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, including those which may result from the current and anticipated lower levels of capital expenditure in the FPD industry, means that past operating results may not necessarily be indicative of the future. See Item 5.D—Trend Information.

(ii) Cost of Revenues

	Year Ended December 31,		
	2006	2005	2004
		in thousands	
Cost of Products Sold			
Material and subcontractors	$142,409	$133,165	$103,048
Labor costs	9,206	9,765	9,979
Overhead and other expenses	8,065	7,789	6,580
Subtotal	159,680	150,719	119,607
Cost of Services Rendered			
Materials consumed	$ 19,449	$ 18,408	$ 14,081
Labor costs	28,282	29,389	26,333
Overhead and other expenses	19,497	18,216	16,514
Subtotal	67,228	66,013	56,928
Total Cost of Revenues	$226,908	$216,732	$176,535

(f) Effective Corporate Tax Rate

The Company's income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

Beginning January 1, 2003, the Company elected to exercise the option under Israeli tax laws to calculate its taxable income in Dollars so as to reduce any potential exposure based on the differential between the change in the exchange rate of the Dollar to the New Israeli Sheqel ("**NIS**") and the change in the Israeli CPI. The Company was bound by this election for a period of three years through December 31, 2005, after which time it became required to notify the Israeli income tax authorities, on an annual basis, if it wishes to renew the election, as the Company has done for 2006 and 2007. For as long as the Company's taxable income is measured in Dollars, its effective tax rate will be influenced mainly by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; and (c) the portion of the Company's income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises.

The combination of the above factors produced effective tax rates of 12.4%, 11.4% and 12.9% for the years 2006, 2005 and 2004, respectively.

See Item 4.B—Business Overview—Additional Considerations Relating to the Company's Operations in Israel; Note 9 to the Financial Statements; and Taxes on Income.

(g) Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company's operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company's Dollar costs will increase if this 'gap' widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. In the years ended December 31, 2006, 2005, 2004, 2003 and 2002, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 8.1%, (4.1)%, 2.8%, 5.7% and (0.8)%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.225, NIS 4.603, NIS 4.308, NIS 4.379 and NIS 4.737, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 2006, 2004 and 2003, and decreases in 2005 and 2002. The changes in the Dollar cost of the Company's operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company's expenses in NIS. These NIS related expenses constituted approximately 25%, 23% and 20% of the total expenses of the Company for 2006, 2005 and 2004, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. See Item 5.D—Trend Information.

In addition, the Company receives most of its European revenues in Euros and its Japanese revenues in Japanese Yen; however, the Company's expenses in Euros and Japanese Yen are generally less than its respective revenues in these currencies. The management of balances in Euros and Japanese Yen is conducted mainly through hedging agreements in an effort to reduce the effects of fluctuations in the exchange rate. See Item 11—Quantitative and Qualitative Disclosures about Market Risk. The Company's cash reserves are held almost entirely in Dollars.

The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 23, 2007, was NIS 4.191 = $1.00.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,		
	2006	2005	2004
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	54.5	57.0	56.0
Gross profit	45.5	43.0	44.0
Operating expenses			
Research and development costs:			
Expenses incurred	14.9	14.9	15.8
Less—government participations	0.4	0.2	0.5
Net research and development costs	14.5	14.7	15.3
Selling, general and administrative expenses	16.6	15.6	16.8
Amortization of goodwill and other intangible assets	0.1	0.7	0.7
Restructuring costs	0.8	—	—
Total operating expenses	32.0	31.0	32.8
Operating income	13.5	12.0	11.2
Financial income—net	1.8	0.9	0.4
Write-down of long-term investments	—	—	(0.9)
Income before taxes on income	15.3	12.9	10.7
Taxes on income	1.9	1.5	1.4
Income from operations of the Company and its subsidiaries and joint venture	13.4	11.4	9.3
Share in profits (losses) of an associated company	(0.1)	—	0.1
Minority share in profits of consolidated subsidiary	(0.1)	—	—
Net income	13.2	11.4	9.4

(i) Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

The Company's financial results for 2006 reflected another strong year, which was marked by record revenues and significantly increased profitability compared to 2005. This was driven principally by solid growth in the Company's bare PCB business, which was a function of a robust global electronics industry in which new product introductions and applications led to increased capital investments. The Company's increased bare PCB revenues also served to offset a decline during the year in its FPD business.

Revenues in 2006 totaled $416.5 million compared with $379.9 million in 2005. This increase of approximately 10% was traceable primarily to higher demand for the Company's PCB-AOI and direct imaging systems. Revenues from service activities increased to a record $83.2 million from the $76.6 million recorded in 2005, reflecting the Company's success in securing additional service contracts for its steadily increasing global installed base of systems in all areas of its business.

Revenues from the sale and service of PCB-related equipment increased to $273.7 million from the $233.2 million recorded in 2005. Of these revenues, $234.0 million, representing approximately 56% of the Company's total revenues, was attributable to sales and service of equipment for bare PCBs and $39.7 million, representing approximately 10% of the Company's total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2005, $201.1 million of revenues, representing approximately 52% of the Company's total



revenues, was attributable to sales and service of systems for bare PCBs and $32.1 million of revenues, representing approximately 9% of the Company's total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2006, the Company sold over 400 Discovery PCB-AOI systems, and 75 Paragon direct imaging systems. These systems are designed to respond to the increasingly specialized inspection and imaging needs of PCB manufacturers, who require high throughput and registration accuracy in their manufacturing processes to enable them to meet the challenges they face as part of the ongoing trend of increasingly sophisticated electronic devices. Their industry-wide acceptance has reinforced the Company's position of leadership in the provision of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs.

Revenues during the year from sales of AOI systems for assembled PCBs increased by approximately 24% from 2005, despite the fact that revenues were slightly lower in the second half of 2006 than the first. The Company's main offering to the assembled PCB industry is its Symbion series of post-paste and post-reflow systems, which have been well received by customers since their introduction in the second quarter of 2005. The Company's revenues in this area of its business are impacted by the strongly competitive environment, which remains fragmented and characterized by a large number of relatively small suppliers.

Revenues from the sale and service of FPD-related equipment decreased by 4% to $129.1 million from the $135.0 million recorded in 2005. Although consumer demand for LCD televisions remains very strong, some FPD manufacturers have, out of caution and in light of a certain degree of overcapacity, delayed additional investments until industry developments become clearer. The Company remains at the forefront of development and production of state-of-the-art solutions for FPD manufacturers and, through its in-line and off-line products, continues to provide comprehensive yield-enhancement systems to meet the critical needs of these customers.

Revenues from the Company's automatic check reading products increased to $13.1 million in 2006 from $11.5 million in 2005, reflecting Orbograph's continuing successes in diversifying its product portfolio and achieving increased installations at larger banks and financial institutions.

The increase in the cost of products sold in 2006 of $9.0 million, or 5.6%, arose principally from the 5.9% increase in expenditures on materials and components, resulting mainly from the increased volume of products sold. Labor costs decreased by 5.7%, as a result of the Company's policy of increased outsourcing of certain subassemblies to third party suppliers. Overhead and other expenses remained stable despite increased production volume.

The cost of services rendered in 2006 increased by $1.2 million, or 1.8%, against an increase in revenues from services rendered of $6.5 million, or 8.5%. This relatively small cost increase, comprised mainly of materials consumed, reflects the more efficient utilization of the Company's global customer support infrastructure and was achieved despite the growth in the Company's installed base of systems during the year.

Gross profit for 2006 was $189.6 million, or 45.5% of revenues, compared to $163.2 million, or 43.0% of revenues, in 2005. Gross profit for 2006 from sales of equipment was $173.7 million, or 52.1% of product sales, compared to $152.6 million, or 50.3%, during 2005. The increase in gross margins arose principally from the favorable product mix of sales revenues during 2006. Gross profit for 2006 from services rendered was $15.9 million, or 19.1% of service revenues, compared to $13.8 million, or 13.8%, during 2005. This increase also reflected the more efficient utilization during the year of the Company's global customer support infrastructure.

The increase in gross research and development expenditure, to $62.2 million in 2006 from $56.7 million in 2005, reflects the Company's ongoing significant investment in research and development and the high priority which it places on its efforts to expand into new technologies and product areas. The expenditures during 2006 included a full year of the research and development activities of OMS, which focused on improving the yield of its CZT production line, as well as on independent development of application specific integrated circuits

(ASICs) and digital interface electronics for the new version of its CZT detector module for use in medical nuclear imaging applications. This expense was responsible for the operating loss in the Company's Other operating segment. During 2006, the Company received $1.7 million in Israeli Government participations in its research and development expenditures, compared to $1.0 million in 2005.

Selling, general and administrative expenses increased by 16% to $68.9 million in 2006 from the $59.4 million recorded in 2005. This was partly due to the higher levels of investment by the Company in its sales and marketing infrastructure in the Far East in light of the continued migration of PCB manufacturing to that region, as reflected in the significant increase in sales to China during 2006. The increase also included $3.3 million expensed as a result of the implementation of FAS 123(R) and costs related to internal control reviews. After giving effect to these expenses, selling, general and administrative expenses as a percentage of revenues was virtually unchanged from 2005. This reflects the Company's continued efforts to leverage its global infrastructure to offset other increases in general and administrative expenses.

The amortization of other intangible assets during 2006 decreased to $0.6 million from the $2.6 million recorded in 2005.

In the fourth quarter of 2006 the Company initiated a restructuring program related to its assembled PCB product line, consisting primarily of the closure of the Company's assembled PCB facility in Bad Pyrmont, Germany and the dismissal of 25 persons employed there. This restructuring program is designed to centralize the Company's assembled PCB research and development activities at Company headquarters in Israel, so as to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for its assembled PCB customers. The program resulted in total restructuring charges of $3.3 million, which were recorded in the fourth quarter of 2006. Liabilities related to the program in the amount of $241,000 were paid during the last quarter of 2006 and the remaining liabilities will be paid through the second quarter of 2007. The restructuring will result in an estimated $1.6 million annual cost reduction to the Company.

Net financial income totaled $7.4 million in 2006, compared with $3.5 million in 2005. The increase in interest income, to $9.2 million from $5.2 million in 2005, resulted from both increased cash balances and the significant increase in prevailing interest rates during 2006. The Company incurred costs relating to factoring of letters of credit of approximately $1.1 million and had small translation losses. The Company incurred no interest expenses in 2006.

Taxes on income in 2006 reflected a charge of $7.9 million, compared to a charge of $5.6 million in 2005. The Company's effective tax rates for 2006 and 2005 were 12.4% and 11.4%, respectively. Generally, the Company's effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in losses of an associated company of $0.3 million in 2006, compared with a profit of $0.1 million in 2005, reflected the Company's share in the profits of Coreflow Scientific Solutions Ltd. ("**Coreflow**"), in which the Company previously held a 38% equity interest (calculated on a fully diluted basis). The equity interest was reduced to approximately 30% at year-end after the Company received a repayment of $1.0 million from this investment. The minority share in profits of a consolidated subsidiary of $0.3 million in 2006 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.2 million in 2005.

Net income for the year ended December 31, 2006 was $55.0 million, or $1.65 per share (diluted), compared with a net income of $43.3 million, or $1.30 per share (diluted), for the year ended December 31, 2005. The results for the year ended December 31, 2006 included restructuring charges of $3.3 million, as discussed above.

(j) Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

The Company's financial results for 2005 reflected a strong year with record revenues, marked by solid growth particularly in its bare PCB and FPD businesses. This was a function of the positive worldwide business environment, which led to increased capital investments and general expansion throughout the electronics industry. The Company was able to capitalize on the resulting opportunities, and consequently recorded significantly increased revenues and profitability compared to 2004.

Revenues in 2005 totaled $379.9 million compared with $315.2 million in 2004. This increase of approximately 21% was attributable principally to greater demand for new and sophisticated electronic devices, which led to increased capital expenditure by PCB and FPD manufacturers. Revenues from service activities increased to $76.6 million from the $69.6 million recorded in 2004, reflecting income from additional service contracts resulting from the increased installed base of the Company's systems over the two previous years.

Revenues from the sale and service of PCB-related equipment increased to $233.2 million from the $208.2 million recorded in 2004. Of these revenues, $201.1 million, representing approximately 53% of the Company's total revenues, was attributable to sales and service of equipment for bare PCBs and $32.1 million, representing approximately 9% of the Company's total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2004, $174.2 million of revenues, representing approximately 55% of the Company's total revenues, was attributable to sales and service of systems for bare PCBs and $34.0 million of revenues, representing approximately 11% of the Company's total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2005, the Company sold a significantly increased number of Paragon direct imaging systems (57 compared to 36 in 2004), bringing the worldwide installed base of the Company's direct imaging systems to over 130 at the end of 2005. The Company also sold in excess of 200 Discovery PCB-AOI systems during the year, making it the most rapidly accepted AOI system in the PCB industry since its introduction in the fourth quarter of 2004.

Revenues during the year from sales of AOI systems for assembled PCBs remained similar to 2004, reflecting the continuing strong competitive environment. Revenues were lower in the first half of 2005; however, in the second quarter the Company introduced the Symbion series of post-paste and post-reflow systems, in an effort to provide assembly houses with significantly improved solutions over those that had previously been offered by the Company. These systems were well received by customers, and contributed to a stronger second half of the year in this area of the Company's business.

Revenues from the sale and service of FPD-related equipment increased by 38% to $135.0 million from the $97.8 million recorded in 2005, as FPD manufacturers continued to invest in sixth and seventh generation FPD fabrication plants for the production of large wall-mounted TFT-LCD televisions sets for home use, while maintaining their investments in fifth generation FPD fabrication plants for the production of notebook and desktop monitor applications. During the first quarter of 2005, the Company recorded initial revenues from sales of its seventh generation in-line FPD-AOI systems. The reduction in retail prices of consumer products incorporating FPDs underscored the need for FPD manufacturers to maximize production yields and to accelerate and streamline the ramp-up of FPD production facilities. The Company's in-line and off-line FPD products provide comprehensive yield-enhancement systems meeting these critical needs of FPD manufacturing customers, which in turn resulted in a significant increase in sales of FPD-related equipment.

Revenues from the Company's automatic check reading products increased to $11.5 million in 2005, from $9.3 million in 2004, reflecting Orbograph's success in the diversification of its product portfolio and in its efforts to achieve installations in larger banks and financial institutions.

The increase in cost of products sold in 2005 of $31.1 million, or 26.0%, arose principally from an increase of $30.1 million, or 29.2%, in the cost of materials and components, resulting mainly from the significantly increased volume of products sold. Labor costs decreased slightly to $9.8 million reflecting increased outsourcing by the Company of certain subassemblies to third party suppliers. Overhead and other expenses rose $1.2 million, or 15.5%, mainly from the increased volume.

The increase in cost of services rendered in 2005 of $9.1 million, or 16.0%, was comprised of increases of: $4.4 million, or 31.2%, in materials consumed, primarily attributable to the increased installed base of the PCB-AOI laser-based direct imaging and FPD-AOI systems; $3.0 million, or 11.4%, in labor costs; and $1.7 million, or 10.3%, in overhead and other expenses. The increases in labor and overhead expenses were principally due to the higher levels of FPD activity in the Far East.

Gross profit for 2005 was $163.2 million, or 43.0% of revenues, compared to $138.6 million, or 44.0% of revenues, in 2004. Gross profit for 2005 from sales of equipment was $152.6 million, or 50.3% of product sales, compared to $125.9 million, or 51.3%, during 2004. The reduction in gross margins arose principally from the effects of the recognition of revenue in the first quarter from initial sales of the Company's FPD-AOI systems for seventh generation fabrication facilities. The gross profit of $4.6 million from these sales had been recorded as deferred income from sales of products, net, at December 31, 2004. Gross profit for 2005 from services rendered was $10.6 million, or 13.8% of service revenues, compared to $12.7 million, or 18.2%, during 2004. This decrease was attributable to the larger proportion in 2005 than in 2004 of service contracts for FPD sales and the higher installation and support costs associated particularly with the Company's FPD in-line products.

The increase in gross research and development expenditures, to $56.7 million in 2005 from $49.7 million in 2004, reflected the Company's efforts to expand into new technologies and product areas. During the first quarter of 2005, the Company acquired the assets of Imarad as part of the implementation of its strategy of diversification into new growth areas for imaging technologies. The Company also invested in critical development activities in order to meet its FPD customers' rapid transition from sixth to seventh to eighth generation glass sizes. During 2005, the Company received $1.0 million in Israeli Government participations in its research and development expenditures, compared to $1.7 million in 2004.

Selling, general and administrative expenses increased by 12% to $59.4 million in 2005 from the $53.0 million recorded in 2004. This was partly due to the higher levels of investment by the Company in its sales and marketing infrastructure in the Far East in light of the continued migration of PCB manufacturing to that region, as well as the increased commission payments to the Company's sales staff resulting from the overall growth in sales volume. As a percentage of revenues, selling, general and administrative expenses decreased to 16.3% during 2005 from 17.5% in 2004, principally reflecting a proportional reduction in selling expenses based on the Company's more efficient utilization of its global infrastructure which more than offset increases in general and administrative expense arising in large part from increased compensation and costs related to internal control reviews.

The amortization of other intangible assets during 2005 totaled $2.6 million compared to $2.3 million in 2004.

Net financial income totaled $3.5 million in 2005, compared with $1.3 million in 2004. The increase in interest income, from $2.1 million to $5.2 million, resulted from both increased cash balances and the increase in prevailing interest rates in 2005. The Company incurred costs relating to factoring of letters of credit of approximately $0.9 million, and had small translation losses and no interest expenses, in 2005.

Taxes on income in 2005 reflected a charge of $5.6 million, compared to a charge of $4.3 million in 2004. The Company's effective tax rates for 2005 and 2004 were 11.4% and 12.9%, respectively. Generally, the Company's effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in profits of an associated company of $0.1 million in 2005, compared with a profit of $0.2 million in 2004, reflected the Company's share in the profits of Coreflow, in which the Company then held a 38% equity interest (calculated on a fully diluted basis). The minority share in profits of a consolidated subsidiary of $0.2 million in 2005 reflected the 10% minority interest in Orbograph. This compared to the minority share in profits of $0.1 million in 2004.

Net income for the year ended December 31, 2005 was $43.3 million, or $1.30 per share (diluted), compared with a net income of $29.5 million, or $0.90 per share (diluted), for the year ended December 31, 2004. The results for the year ended December 31, 2004 included a special charge of $2.9 million related to the Company's write-down of its venture capital investment in an Israeli company.

5.B Liquidity and Capital Resources

The Company's financial position remained strong during 2006, with cash, cash equivalents and marketable securities increasing to $269.7 million at the end of 2006 from the $211.4 million recorded a year earlier. This increase resulted primarily from strong positive cash flow from operating activities of $50.8 million and from financing activities of $24.0 million arising from the exercise of stock options, and was partially offset by cash used in investing and financing activities, including $9.1 million for share repurchases and $8.1 million in capital expenditures.

Inventories increased to $78.3 million at December 31, 2006 from $70.9 million at December 31, 2005, due to the increased level of operations during 2006. The majority of this increase related to inventories used for servicing systems to support the increasing global installed base of the Company's systems. Inventories as a percentage of revenues increased marginally to 18.8% as at December 31, 2006, compared with 18.7% as at December 31, 2005. Net trade accounts receivable rose by $16.2 million at year end, from $127.0 million to $143.2 million, reflecting the increase in products sold. The period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues) increased to 126 days on December 31, 2006 from 120 days on December 31, 2005. The Company did not record any significant bad debts during 2006. Accounts payable and accruals of $102.8 million increased from their December 31, 2005 levels of $95.6 million due to the increased overall amount of business conducted by the Company during 2006.

Capital expenditures during 2006 totaled $8.1 million compared with $7.7 million in 2005, as the Company continued to invest in capital equipment and management information systems to support the increased level of activity.

The Company had unutilized credit lines totaling $50.0 million at December 31, 2006.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company's policy in utilizing these financial instruments is to protect the Dollar value of its cash and cash equivalent assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 11 to the Financial Statements.

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. As of December 31, 2006, 422 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year ended December 31,		
	2006	2005	2004
		(in thousands)	
Internally-funded research and development expenditures	$60,473	$55,761	$47,997
Governmental participations	1,708	957	1,719
Total outlay for research and development	$62,181	$56,718	$49,716

The Government participations represent funding by the OCS through a royalty-free program for the development of generic technologies which has been available to the Company since 2002.

Israeli Government consent is required to manufacture products developed with such participations outside of Israel and to transfer to third parties know-how developed through projects in which the Government participates. Such restrictions do not apply to the export from Israel of the Company's products developed with such know-how.

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of February 28, 2007, the Company held 102 patents covering 55 different inventions and had 178 patent applications pending.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged or licensed to others, that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company's products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company's obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

Although the Company continues actively to pursue the protection of its intellectual property in the belief that its patents have significant value, it also believes that rapid technological improvement and factors such as the knowledge and experience of the Company's management personnel and employees and their continued ability to define, develop, enhance and market new products and services afford additional protection which may, in some instances, exceed patent protection.

5.D Trend Information

The global electronics industry demonstrated continued strength during 2006. Manufacturers of bare PCBs (particularly in the Far East) have, for the last three years, consistently been reporting high utilization levels and solid demand for their products leading, in turn, to increased demand for the Company's bare PCB-AOI and direct imaging products. In addition, the Company benefits from the continuing trend in the electronics industry towards technological enhancements and more sophisticated electronic devices. PCB manufacturers are seeking more advanced inspection and production solutions, as a result of which demand for the Company's bare PCB-AOI and direct imaging systems has remained strong. The successes of the Discovery PCB-AOI and Paragon direct imaging systems have continued to reinforce the Company's position of leadership in the provision of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, although competition in the Company's PCB-AOI business remains strong, and the Company is also beginning to see the emergence of competitors for its direct imaging systems. The Company believes that its bare PCB product portfolio will be an important factor in enabling it to meet revenue and profitability objectives for 2007.

The increase in the Company's assembled PCB revenues in 2006 was primarily a function of customers' growing acceptance of the Symbion series of post-paste and post-reflow systems which were introduced during 2005, and which, the Company believes, offer significantly improved solutions for PCB assembly houses. The Company maintains its view that this area of its business, though operating under pricing pressures in a highly competitive industry with continuing limited recognition on the part of assembly houses of the benefits of AOI, has growth potential that has yet to be realized. Nevertheless, in view of the ongoing revenue and profitability challenges faced by the Company in the assembled PCB area, a restructuring program was initiated during the fourth quarter of 2006 to centralize assembled PCB research and development activities at Company headquarters in Israel so as to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for its assembled PCB customers.

The decrease in revenues from FPD-related equipment during 2006 was mainly a function of the timing associated with 'move-in' dates for FPD fabrication facilities. Consumer demand for LCD wall-mounted television sets for home use remains very strong; however, the construction by LCD manufacturers in recent years of a number of more advanced and expensive fabrication facilities to meet the increased supply required for the growth in sales of LCD televisions has led to a current oversupply of panels, evidencing the cyclical nature of this industry. This oversupply resulted in a significant reduction in the level of capital expenditure by LCD manufacturers in the latter part of 2006, and this is expected to continue during 2007, impacting the Company's 2007 revenues. The Company believes that the level of capital investment by LCD manufacturers should pick up towards the end of 2007 and in 2008, as the trend towards the replacement of CRTs and, more recently, plasma displays by LCDs in television sets for home use continues. The Company continues to invest in research and development for this important part of its business so as to be able to provide LCD manufacturers with the critical yield-enhancement solutions they are anticipated to require in future generations of fabrication facilities.

The Company's gross profit margins during 2006 were approximately 45%. However, the Company expects these margins to be negatively impacted in the early part of 2007 (but to improve as the year progresses), due to the general conditions in the FPD business as well as a large order for eighth generation, in-line FPD-AOI systems from a major Korean FPD manufacturing customer with anticipated delivery and revenue recognition in early 2007.

The Company's net income, which was approximately 13% of revenues in 2006, may also be adversely affected during 2007 as a result of the higher operating costs in Israel associated with research and development and the continuing strength of the NIS against the Dollar since approximately 25% of the total expenses of the Company are NIS related. If the exchange rate remains at current levels, this would be expected to increase the cost of the Company's operations in Israel by approximately $750,000 per quarter. For information regarding NIS-Dollar exchange rates, see Impact of Inflation and Currency Fluctuations.

For information concerning the effect of the adoption of FAS 123(R) on the Company's net income commencing in the first quarter of 2006, see Critical Accounting Policies.

The Company remains optimistic as to the long-term demand for its principal products and is confident that its continuing emphasis on research and development has laid a sound foundation for future growth. Nevertheless, given particularly the current slow-down in capital expenditure in the FPD industry, the Company continues to monitor expenditures closely. It is not able to predict the duration, extent or stability of the current business and economic environment, and its ability to foresee future trends in the flow of orders (principally for its bare and assembled PCB-AOI systems) remains generally limited, as is its ability to forecast the extent to which these factors may affect its revenues, profitability and capital resources during 2007 and beyond.

5.E Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements. The Company is not a party to any 'off-balance sheet arrangements' which are required to be disclosed under this Item 5.E of Form 20-F.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2006:

	(Dollars in millions)				
		Payment due			
	Total	**in 2007**	**in 2008**	**in 2009**	**in 2010**
Contractual Obligations:					
Operating leases	14.9	5.6	4.3	2.9	2.1
Purchase obligations	45.9	45.9	—	—	—
Total	**60.8**	**51.5**	**4.3**	**2.9**	**2.1**

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company does not have outstanding any short-term or long-term indebtedness and is not a party to any capital leases.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6. *Directors, Senior Management and Employees*

6.A Directors and Senior Management

As at February 28, 2007, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)(2)	September 17, 1942	1992	Active Chairman of the Board of Directors
Dr. Shlomo Barak (3)	November 19, 1938	1981	Director and paid consultant
Yehudit Bronicki (4)	December 29, 1941	2000 (5)	Director
Dan Falk (1)(6)	January 12, 1945	1997	Director and Chairman of the Audit, Remuneration and Nominating Committees
Aaron (Roni) Ferber (6)(7)	March 30, 1943	2006	Director
Uzia Galil (3)	April 27, 1925	1981	Director
Dr. Jacob Richter (2)(4)	December 24, 1945	1997 (8)	Director
Dr. Shimon Ullman (1)	January 28, 1948	1992	Director
Rafi Yizhar (6)(7)	April 3, 1948	2006	Director
Raanan Cohen	April 1, 1955		Chief Executive Officer
Arie Weisberg	October 19, 1950		President and Chief Operating Officer
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer
Asher Levy	February 15, 1959		Executive Vice President for Business and Strategy
Amichai Steimberg	May 25, 1962		Executive Vice President and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President for Finance and Investor Relations
Michael Havin	December 14, 1958		Corporate Secretary

(1) Class I Director. See Item 6.C(a).

(2) Yochai Richter and Jacob Richter are brothers.

(3) Class II Director. See Item 6.C(a).

(4) Class III Director. See Item 6.C(a).

(5) Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6) Member of the Audit Committee of the Board of Directors of the Company (the "**Audit Committee**" and the "**Board of Directors**", respectively), the Remuneration Committee of the Board of Directors (the "**Remuneration Committee**") and the Nominating Committee of the Board of Directors (the "**Nominating Committee**").

(7) External Director.

(8) Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

* * * * * * * * * *

Yochai Richter has been the Active Chairman of the Board of Directors since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the Merger. He received his degree in mathematics from the Technion-Israel Institute of Technology (the "**Technion**") in Haifa in 1972.

Dr. Shlomo Barak served as Co-Chairman of the Board of Directors from May 2006 to December 2006, as Chairman of the Board of Directors from August 1996 to May 2006 and as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003, Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company's formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd. ("**El-Op**"), an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel ("**Ben-Gurion University**"). Dr. Barak holds a bachelor's degree in mathematics and physics and a master's degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the "**Hebrew University**").

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. ("**Ormat**"), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. ("**Ormat Technologies**"), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor's degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd. ("**Attunity**"), which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., Poalim Ventures I Ltd., Dmatek Ltd. ("**Dmatek**"), Netafim Ltd. and Plastopil Hazorea Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master's degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

Aaron (Roni) Ferber has served on the boards of directors and the audit committees of a number of Nasdaq and London Stock Exchange-listed companies, including Attunity, Dmatek and Nur Macroprinters Ltd. Mr. Ferber was among the founders of Nikuv Computers (Israel) Ltd., which was engaged in the provision of software solutions and with which he was employed from 1967 until 1992, serving in the positions of financial



controller, chief executive officer and chairman of the board of directors. Mr. Ferber holds a bachelor's degree in economics from the Hebrew University and bachelor's and master's degrees in Semitic languages from Tel Aviv University.

Uzia Galil was the Chairman of the Board of Directors from the Company's formation until October 1992. Mr. Galil currently serves as the chairman and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron Electronic Industries Ltd. ("**Elron**"), an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master's degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the "**Weizmann Institute**"), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology ("**MIT**").

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He served as the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control ("**PDC**") product business group of Applied Materials, Inc. ("**Applied**").

Rafi Yizhar serves as a member of the board of directors of Negevtech Ltd., an Israeli company engaged in wafer inspection and yield control solutions for the semiconductor industry. Mr. Yizhar held the position of division manager in the PDC product business group of Applied during 1997 and 1998, and from 1990 to 1997 served as president and chief executive officer of Opal, Inc. ("**Opal**"), which was engaged in wafer metrology and process diagnostics solutions for the semiconductor industry. Prior to that, from 1988 to 1990, he was employed as manager of operations at Opal. He was among the founders of the Company, with which he was employed as manager of operations and product manager from 1981 to 1988. Before joining the Company, from 1974 to 1981, he held various product and project management positions at El-Op. Mr. Yizhar holds a bachelor's degree in mathematics and physics from the Hebrew University.



Raanan Cohen has been the Chief Executive Officer since May 2006. From November 2002 to May 2006 he was Co-President for Business and Strategy of the Company, and from January 2000 to November 2002 he served as Executive Vice President and President of the Printed Circuit Board Division. From September 1997 to January 2000 he was the president and chief executive officer of Orbotech, Inc. From January 1994 to September 1997 he was the Vice President for the PCB-AOI Product Line and, from 1991 to January 1994, was the PCB product line manager of Orbot and, after consummation of the Merger, of the Company. He joined Orbot in 1984, where he held various programming and product and project management positions until 1991. Prior to joining Orbot he held positions as a programmer at Telrad Networks Ltd. He received a bachelor's degree in computer science from the Hebrew University.

Arie Weisberg has been the President and Chief Operating Officer since May 2006. From November 2002 to May 2006 he was Co-President for Global Resources of the Company, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000 he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000 he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995 he was co-general manager of Orbotech S.A. and from July 1991 to January 1993 he was director of finance and operations of Orbot's subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988 west region general manager of Solcoor Inc. He received his bachelor's degree in agricultural economics from the Hebrew University.

Dr. Abraham Gross has been Executive Vice President and Chief Technology Officer since May 2006, prior to which he had, from 2000 to May 2006, served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high-resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor's and master's degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Asher Levy has been Executive Vice President for Business and Strategy since July 2006, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002 he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000 he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and held various managerial and marketing positions until 1997, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Apple Computer, Inc. and Digital Equipment Corporation. Mr. Levy holds a bachelor's degree in industrial engineering and management from Ben-Gurion University and a master's degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been Executive Vice President and Chief Financial Officer since May 2006, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000 he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997 he served as that company's Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor's degree in agricultural economics and business administration from the Hebrew University.

Adrian Auman has been Corporate Vice President for Finance and Investor Relations since May 2006, prior to which he had served, since January 2000, as Director of Finance and Investor Relations and, from July 1997 to January 2000, as Director of Finance. He was financial controller of the Company from October 1992 to July

1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman ("**Kesselman**"), independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master's of science degree from Pace University in New York.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

The Articles of Association of the Company (the "**Articles**") provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

6.B Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2006:

	Salaries, fees, directors' fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options and restricted shares
All directors and officers as a group (consisting of 19 persons, including three persons who are no longer directors or officers)	$4,993,423	$412,921	$1,768,697

Remuneration of the Active Chairman of the Board of Directors

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days' notice and by the Company on 30 days' notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter's continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $549,700 was paid to Mr. Richter in respect of 2006. For so long as Mr. Richter continues to be an employee of the Company he will remain ineligible to participate in the 2005 Directors Plan (discussed below). In addition, as a continuing employee, Mr. Richter's existing equity awards (which are described below under Equity Awards to Directors) will continue to vest and be exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director, of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

Other Directors' Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus applicable value added tax ("**VAT**"); and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; and (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director's fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. For further information concerning the agreement with Dr. Barak, see Item 7.B—Related Party Transactions.

On July 14, 2005, the shareholders of the Company approved a directors' equity remuneration plan for certain directors of the Company (the "**2005 Directors Plan**"), Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan vest in full on May 31 of the calendar year following the year in which they are made (approximately yearly from the grant dates). Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director's term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60.

Equity Awards to Directors

The following table sets forth information, as at February 28, 2007, concerning all outstanding equity awards to directors of the Company:

	Date of award	Type of award	Exercise price per share ($)	Shares granted	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Active Chairman of the Board of Directors	Jun-26-2003	Option	16.26	50,000	37,500	12,500	Jun-25-2008
	Sep-26-2005	Option	23.01	27,500	0	27,500	Sep-25-2012
	Sep-26-2005	Restricted Shares	N/A	7,500	0	7,500	N/A
Director and Paid Consultant	Jun-26-2003	Option	16.26	50,000	12,500	0	Jun-25-2008
	Sep-26-2005	Option	23.01	2,374	2,374	0	Sep-25-2012
	Sep-26-2005	Restricted Shares	N/A	950	950	0	N/A
	Aug-10-2006	Option	23.23	2,413	0	1,931	Aug-9-2013
	Aug-10-2006	Restricted Shares	N/A	965	0	772	N/A
Each External Director	Aug-10-2006	Option	23.23	1,931	0	1,931	Aug-9-2013
	Aug-10-2006	Restricted Shares	N/A	772	0	772	N/A
Each Other Director	Sep-26-2005	Option	23.01	1,899	1,899	0	Sep-25-2012
	Sep-26-2005	Restricted Shares	N/A	760	760	0	N/A
	Aug-10-2006	Option	23.23	1,931	0	1,931	Aug-9-2013
	Aug-10-2006	Restricted Shares	N/A	772	0	772	N/A

All such awards are subject to the terms of the 2000 Plan. All awards made to directors during 2005 and 2006 (except to the Active Chairman of the Board of Directors) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of stock options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors' Remuneration.

During 2006, options to purchase a total of 73,750 Ordinary Shares, having a weighted average exercise price of $19.21 per share, were exercised by persons who were, at the time of exercise, directors of the Company. Options to purchase a total of 132,732 Ordinary Shares held by directors terminated unexercised during the year.

Pursuant to shareholder approval, each of the above equity awards, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder. For further information see Item 6.E—Share Ownership—The 2000 Plan.

None of the directors holds any other equity awards. For information as to equity awards during 2006 to directors and officers as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Officers.

6.C Board Practices

(a) Membership of Board of Directors; External Directors; Financial Experts

The Board of Directors consists of three classes of directors (not including the two external directors who do not form part of any class), with one class being elected each year by shareholders at the Company's annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Company's 2001 annual general meeting, all of the directors of the Company (other than the external directors) were designated into one of the three different classes. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2007, the current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2008 and the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2009. Mr. Dan Falk and Mr. Yochai Richter are the current Class I Directors, Dr. Shlomo Barak, Mr. Uzia Galil and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki and Dr. Jacob Richter are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below) by the shareholders at the Company's 2006 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as 'external directors'. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or interfere with the person's ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to an amendment to the Companies Law in 2005, at least one of the external directors is required to have financial and accounting expertise and the other is required to have professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for additional three-year terms, subject to certain conditions as provided under Israeli regulations. Each committee of a company's board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

There are not any directors' service contracts with the Company providing for benefits on termination of employment. For information as to the employment agreement of the Active Chairman of the Board of Directors with the Company, which provides for benefits on termination of employment, see Item 6.B—Compensation—Remuneration of the Active Chairman of the Board of Directors.

(b) Committees of the Board of Directors

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company's business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company's external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C—Principal Accountant Fees and Services. The Company's external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company's external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an 'independent director' in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company's external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company's shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

(ii) Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company's equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an 'independent director' in accordance with the Nasdaq listing standards.

(iii) Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in of the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company's business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to 'independent directors' in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time.

(c) Executive Sessions

At least twice per annum the independent directors of the Company (currently Mrs. Yehudit Bronicki, Mr. Dan Falk, Mr. Aaron (Roni) Ferber, Mr. Uzia Galil and Mr. Rafi Yizhar) meet in 'Executive Sessions', which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company's independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D Employees

As of December 31, 2006, the Company employed 1,596 people (1,547 at December 31, 2005), of whom 799 were based in Israel, 462 in the Pacific Rim, 139 in Europe, 115 in Japan and 81 in the United States. Of these employees, 421 were employed in research and development, 660 in marketing, sales and service, 229 in production and 286 in management and administration.

The Company considers its relations with its employees to be good and has not experienced a labor dispute or strike. Approximately 65% of the Company's employees have advanced technical and academic qualifications.

The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) which are applicable to the Company's Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards including the length of the work day and work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time. For information concerning the Company's liability for severance pay, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies; and Note 6 to the Financial Statements.

6.E Share Ownership

(a) General

The Company presently administers two equity remuneration plans: the 1992 Plan, which was adopted in order to enable the Israeli employees of the Company to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance; and the 2000 Plan, which was initially adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related Israeli entities by providing them with the opportunity to purchase shares of the Company, and was broadly amended, restated and renamed in 2005. In addition, until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.'s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the "**1995 Plan**"), which was adopted to provide for the grant of options to employees of the Company's foreign subsidiaries. The Company also granted an option to a consultant of the Company pursuant to the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the "**1998 Plan**").

In June 2005, as part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices and accounting developments, and in view of the fact that the 1995 Plan was then due to expire, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares) to directors, officers, employees and consultants of the Company, related entities in Israel and the Company's non-Israeli subsidiaries. As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company and its Israeli and non-Israeli affiliates and subsidiaries. Unless otherwise stated, all data presented in this Annual Report on Form 20-F with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

The 2000 Plan (in its amended and restated form) is based generally upon the language and format of the 1995 and 2000 Plans as previously in effect; however it incorporates a number of substantive changes from those plans. These include: (i) the addition of 1,000,000 shares which were reserved for purposes of the 2000 Plan; (ii) the introduction of restricted share awards; (iii) alteration of the maximum term of options to seven years; (iv) specific prohibitions on 'reload' features, the re-pricing of options and the awarding of discount options; and (v) the extension of the term of the 2000 Plan to June 4, 2015.

Awards under the Company's equity remuneration plans (other than to directors under the 2005 Directors Plan) usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, generally expire or are forfeited upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company, a related company in Israel or a non-Israeli subsidiary of the

Company. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

For further information concerning equity awards, see Notes 1r and 8 to the Financial Statements.

(b) The 1992 Plan

On January 23, 1992, in order to enable the Israeli employees of the Company to benefit from the provisions of Section 102 of the Tax Ordinance, the Board of Directors adopted, and the Company's shareholders subsequently approved, the 1992 Plan, a stock option plan under which, as amended with shareholder approval, options were, from time to time over the term of the 1992 Plan, available to be awarded to certain key employees of the Company and/or other entities in Israel in which the Company held at least a 50% equity interest. The exercise prices of options granted under the 1992 Plan prior to June 2000 were not less than 85% of the fair market value of the Ordinary Shares on the date of the grant, and such options, if unexercised, expired not later than eight years following the date of grant. The 1992 Plan, which terminated on January 22, 2002 (except as to option awards outstanding on that date), is, subject to the provisions of the Companies Law, administered by the Remuneration Committee.

During 2006, options to purchase a total of 163,357 and 17,700 Ordinary Shares (having respective weighted average exercise prices of $13.21 and $36.40 per share) were exercised and cancelled, respectively, under this Plan. As of February 28, 2007, options to purchase a total of 377,500 Ordinary Shares, expiring on various dates between September 30, 2007 and September 17, 2008, and having a weighted average remaining life of 1.06 years and a weighted average exercise price of $40.09 per share, were outstanding, all of which had fully vested. No options to purchase Ordinary Shares remained available for future equity awards under the 1992 Plan.

(c) The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan. During 2006, this option was exercised as to all 24,375 Ordinary Shares remaining thereunder.

(d) The 2000 Plan

On June 21, 2000, the Board of Directors adopted, and the Company's shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval (as discussed above). The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company's subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed to enable the Company to grant options and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as 'incentive stock options' within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time; (iv) as options to U.S. taxpayers which would not qualify as 'incentive stock options'; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares. The 2000 Plan will terminate on June 4, 2015 (except as to option awards outstanding on that date).

During 2006, under this Plan: (i) options to purchase a total of 590,330, 745,257 and 796,605 Ordinary Shares (having respective weighted exercise prices of $22.55, $17.96 and $28.74 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 61,119 restricted shares were granted. As of February 28, 2007: (i) options to purchase a total of 3,001,828 Ordinary Shares, expiring on various dates between March 20, 2007 and February 21, 2014 and having a weighted average remaining life of 3.22 years and a weighted average exercise price of $21.38 per share, were outstanding (of which 1,471,651 with a weighted average remaining life of 1.60 years and a weighted average exercise price of $20.99 per share had vested); (ii) 2,566,959 Ordinary Shares remained available for future equity awards; and (iii) a total of 3,793 restricted shares had been forfeited.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. Previously, gains from equity awards were taxed as salary income only, at the employee's marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws.

(f) Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) equity awards granted by the Company between January 1, 2006 and December 31, 2006; (ii) options which were exercised and paid between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2006.

	Plan	
	1992	**2000**
Equity Awards Granted:		
• Number of Ordinary Shares subject to options	0	126,430
• Weighted average option exercise price per Ordinary Share	N/A	$ 22.54
• Year of expiration of options	N/A	2013
• Number of restricted shares	0	34,619
Options Exercised/Paid:		
• Number of Ordinary Shares	45,637	242,000
• Weighted average exercise price per Ordinary Share	$ 12.11	$ 17.92
Equity Awards Cancelled:		
• Number of Ordinary Shares subject to options	0	224,357
• Weighted average option exercise price per Ordinary Share	N/A	$ 26.11
• Number of restricted shares	N/A	193
Equity Awards Outstanding:		
• Number of Ordinary Shares subject to options	82,500	785,440
• Weighted average exercise price per Ordinary Share	$ 36.76	$ 20.76
• Weighted average remaining option life (years)	1.01	3.07
• Number of restricted shares	N/A	68,246

Since restricted shares are issued for nominal consideration only, they have been treated as having an exercise price of zero for purposes of calculating the weighted average exercise price of equity awards in the above table. In addition, restricted shares have no expiration date and, accordingly, have been excluded for purposes of calculating the weighted average remaining life of equity awards in the above table.

For information as to outstanding equity awards held by each director of the Company, see Item 6.B—Compensation—Equity Awards to Directors.

(g) Certain Information Concerning Ordinary Shares Owned by Directors and Officers

The following table sets forth information as of February 28, 2007, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Jacob Richter	1,414,537	4.27% (2)
• Yochai Richter	1,248,255	3.77% (2)
• Shlomo Barak	1,722	3
• Yehudit Bronicki	1,532	3
• Dan Falk	9,532	3
• Aaron (Roni) Ferber	772	3
• Uzia Galil	12,032	3
• Shimon Ullman	114,887	3
• Rafi Yizhar	772	3

(1) Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. Includes Ordinary Shares issued as restricted shares. For information as to outstanding equity awards to directors, see Item 6.B—Compensation.

(2) The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act.

(3) Less than 1%.

66

Item 7. *Major Shareholders and Related Party Transactions*

7.A *Major Shareholders*

The following table sets forth information as of February 28, 2007 (except as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Artisan Partners Limited Partnership (2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	3,363,400	10.17%
• FMR Corp. (3) 82 Devonshire Street Boston, Massachusetts 02109	3,023,285	9.14%
• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,595,000	7.85%
• J. & W. Seligman & Co. Incorporated (5) 100 Park Avenue New York, New York 10017	2,417,600	7.31%
• T. Rowe Price Associates, Inc. (6) 100 E. Pratt Street Baltimore , Maryland 21202	2,071,400	6.26%
• All directors and officers as a group (consisting of 16 persons) (7)	3,325,721	10.06%

(1) The Company had outstanding, on February 28, 2007, 33,070,992 Ordinary Shares. This number does not include a total, as at that date, of 5,946,287 Ordinary Shares, 3,379,328 of which were subject to outstanding stock options granted pursuant to the Company's equity remuneration plans (of which 1,849,151 had vested) and 2,566,959 of which remained available for future equity awards pursuant to such plans, comprised of:

(a) 377,500 Ordinary Shares issuable pursuant to options under the 1992 Plan, all of which had fully vested; and

(b) 5,568,787 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i) 3,001,828 Ordinary Shares were subject to options that had been granted (of which 1,471,651 had vested); and

(ii) 2,566,959 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include 1,617,457 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2) As of January 31, 2007, based on a report filed with the SEC dated February 9, 2007. The report indicated shared dispositive power as to all 3,363,400 Ordinary Shares and shared voting power as to 2,891,200 of such Ordinary Shares by Artisan Partners Limited Partnership (“**Artisan Partners**”), Artisan Investment Corporation (“**Artisan Corp.**”), Andrew A. Ziegler and Carlene Murphy Ziegler, and shared voting and dispositive power as to 1,831,100 of such Ordinary Shares by Artisan Funds, Inc. (“**Artisan Funds**”). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940 (the “**IAA**”);

Artisan Corp. is the General Partner of Artisan Partners; Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the "**ICA**").

(3) As of December 31, 2006, based on a report filed with the SEC dated February 14, 2007. The report indicated sole dispositive power as to all 3,023,285 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR Corp. FMR Corp. controls Fidelity Management & Research Company ("**Fidelity**"), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, 2,999,985 of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds' Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(4) As of December 31, 2006, based on a report filed with the SEC dated February 14, 2007. The report indicated shared voting power as to all 2,595,000 Ordinary Shares, sole dispositive power as to 820,000 of such Ordinary Shares and shared dispositive power as to 1,774,200 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 1,774,200 of such Ordinary Shares.

(5) As of December 31, 2006, based on a report filed with the SEC dated February 13, 2007. The report indicated shared voting power and shared dispositive power as to all 2,417,600 Ordinary Shares by J. & W. Seligman & Co. Incorporated ("**JWS**") and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 1,800,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., an investment company registered under the ICA for which JWS acts as an investment advisor.

(6) As of December 31, 2006, based on a report filed with the SEC dated February 14, 2007. The report indicated sole voting power as to 228,500 of such Ordinary Shares, and sole dispositive power as to all 2,071,400 of such Ordinary Shares, by T. Rowe Price Associates, Inc. ("**TRP**"), an investment advisor registered under the IAA. TRP has advised the Company that, for purposes of the reporting requirements of the Exchange Act, TRP is deemed to be a beneficial owner of all such Ordinary Shares but that TRP expressly disclaims that it is, in fact, the beneficial owner of such Ordinary Shares.

(7) Includes 426,813 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 62,976 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act.

On February 28, 2007, there were 46 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 31,338,028 Ordinary Shares, constituting approximately 94.76% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal rights.

7.B Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as 'Active Chairman of the Board of Directors'. For information concerning this agreement, see Item 6.B—Compensation—Remuneration of the Active Chairman of the Board of Directors.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who was then the Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions

68

and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus VAT per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vested in equal installments, over a four year period beginning as of January 1, 2003. For as long as Dr. Barak serves as a director, the above payment will include any director's fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. Dr. Barak ceased to be Chairman of the Board of Directors on December 31, 2006, but remains a director.

For information concerning the participation of directors in the 2005 Directors Plan and information concerning outstanding equity awards to directors, including awards made during 2006, see Item 6.B—Compensation—Directors Remuneration; Equity Awards to Directors.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company may, under certain circumstances, be eligible for increased severance pay.

7.C Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8. *Financial Information*

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-41.

(b) Export Sales

See Note 13a to the Financial Statements.

(c) Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company's financial position or profitability.

From time to time, the Company is subject to various legal proceedings and claims that generally arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that any existing proceedings or claims will have a material adverse effect on its financial position or profitability. See Note 7b to the Financial Statements.

(d) Dividend Policy

The Company does not have any current plans to pay dividends.

8.B Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5.D—Trend Information.

Item 9. *The Offer and Listing*

9.A *Offer and Listing Details*

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2002	Full Year	33.000	9.610
2003	Full Year	24.880	10.500
2004	Full Year	28.250	15.400
2005	Full Year	26.400	19.600
	• First Quarter	24.610	19.600
	• Second Quarter	22.250	19.800
	• Third Quarter	26.400	21.040
	• Fourth Quarter	25.950	20.930
2006	Full Year	27.250	20.860
	• First Quarter	26.440	23.140
	• Second Quarter	27.250	21.770
	• Third Quarter	24.240	20.860
	• Fourth Quarter	26.240	23.490
	• October	26.240	23.490
	• November	26.000	23.490
	• December	26.000	25.060
2007	Full Year (through March 23)	25.670	19.910
	• First Quarter (through March 23)	25.670	19.910
	• January	25.670	22.410
	• February	25.050	22.030
	• March (through March 23)	21.660	19.910

* * * * * * * * * *

On December 31, 2006, there were 48 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 31,272,582 Ordinary Shares, constituting approximately 93.41% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 3,000 beneficial holders of the Ordinary Shares.

9.B *Plan of Distribution*

Not applicable in Annual Report on Form 20-F.

9.C *Markets*

The Company's Ordinary Shares are quoted on Nasdaq under the symbol ORBK.

9.D *Selling Shareholders*

Not applicable in Annual Report on Form 20-F.

9.E *Dilution*

Not applicable in Annual Report on Form 20-F.

9.F *Expenses of the Issue*

Not applicable in Annual Report on Form 20-F.

Item 10. *Additional Information*

10.A *Share Capital*

Not applicable in Annual Report on Form 20-F.

10.B *Memorandum and Articles of Association*

The Memorandum of Association of the Company (the "**Memorandum**") and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the "**Registrar**"). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders held on November 8, 2001, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders held on June 25, 2006, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly.

Set forth below is a summary of certain provisions of the Memorandum, the Articles and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, in a form which reflects, integrated into the text, all amendments thereto since the Company's incorporation, and the Articles, in a form which reflects, integrated into the text, all amendments thereto since being adopted on November 8, 2001, are exhibits to this Annual Report.

(a) *Objects of the Company*

Pursuant to Section 2.A. of the Memorandum the principal objects for which the Company was established include to engage in any form in the design, development, production, marketing and servicing of products and systems in the field of electro-optics and other kinds of electronic equipment, including electro-mechanical equipment, medical equipment and industrial instrumentation and control equipment.

(b) *Directors*

The Board of Directors consists of three classes of directors (not including the two external directors who do not form part of any class), with one class being elected each year by shareholders at the Company's annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders' meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law the Company is required to appoint at least two natural persons as 'external directors'; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under Israeli regulations. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be of unsound mind; resigns such office by notice in writing given to the Company; or is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting; or, if the director is a company, is wound-up.

In general, the management of the business of the Company is vested in the Board of Directors which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board of Directors as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

(c) Conflict of interest

(i) Approval of related party transactions

The Companies Law requires that transactions between a company and its office holders or that benefit its office holders be approved as provided for in the Companies Law and the company's articles of association. The term office holder as defined in the Companies Law includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required.

(ii) Disclosure by office holders

The Companies Law requires that an office holder of a company promptly disclose to the company any personal interest that the office holder may have in an existing or proposed transaction by the company. The office holder must also disclose related material information and documents that the office holder has about the existing or proposed transaction. The office holder must further disclose the interests of any entity in which he or she is a 5% or greater shareholder, director or general manager, or in which the office holder has the power to appoint one or more directors or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest of his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people. This disclosure must be made no later than the first meeting of the board of directors at which the transaction is discussed. The disclosure is made to the board of directors and to the audit committee if it must approve the transaction. In those circumstances in which shareholder approval is also required, shareholders have the right to review any documents in the company's possession related to the proposed transaction. However, the company may prohibit a shareholder from reviewing the documents if the company believes the request was made in bad faith, the documents include trade secrets or patents or their disclosure could otherwise harm the company's interests.

(iii) Approval procedure

After the office holder complies with these disclosure requirements, the company may approve the transaction under the provisions of applicable law and its articles of association. If the transaction is with an office holder or with a third party in which the office holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors. An extraordinary transaction is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company's profitability, assets or liabilities.

In some circumstances, shareholder approval is required. A director with a personal interest in any matter may not generally be present at any audit committee or board of directors meeting where the matter is being considered, and may not vote on the matter.

(iv) Transactions with controlling shareholders

The Companies Law extends the disclosure requirements applicable to an office holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Some transactions between a public company and a controlling shareholder or a controlling shareholder's relative, or transactions in which a controlling shareholder has a personal interest but which are between a public company and another entity, require the approval of the audit committee, the board of directors and the shareholders. If required, shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage.

According to Article 73(a) of the Articles, subject to the provisions of the Companies Law, no office holder of the Company (which includes a director) shall be disqualified by such office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company, or from contracting with the Company either as vendor, purchaser or otherwise, either on his or her own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any office holder shall be in any way interested, be void or voidable nor shall any office holder be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such office holder's holding that office or of the fiduciary relations thereby established. An office holder who knows that he or she has, directly or indirectly, a personal interest in any existing or contemplated contract or arrangement of the Company of the type described in Article 73(a) shall disclose to the Company the nature of this interest, as well as any material fact or document, without delay and no later than the meeting of the Board of Directors at which such contract or arrangement is first considered. Should the office holder acquire, or become aware of, such personal interest subsequently, that interest shall be disclosed without delay, and no later than the first meeting of the Board of Directors after the time at which it was acquired.

(d) Dividends

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company's board of directors. The Articles provide that the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board of Directors has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

(e) Ordinary Shares

The registered capital of the Company is NIS 11,200,000 divided into 80,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of the Company, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that nominal value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. The Company can similarly subdivide issued and outstanding Ordinary Shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

Ordinary Share certificates registered in the names of two or more persons are deliverable to the person first named in the share register and such delivery shall be deemed sufficient delivery to all co-owners. If two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. Notices may be given only to the person whose name first appears in the register. If two or more persons jointly hold or are entitled to a share, any one of them may give effectual receipt for any dividend payable or property distributable in respect of such share.

(f) Transfer of Shares

Ordinary Shares which have been fully paid-up are transferable, by submission of a proper instrument of transfer to the Company or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the directors may require to prove the rights of the intending transferor in the transferred shares.

(g) Shareholders' Meetings

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board of Directors. The Board of Directors may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent of the Company's issued share capital and one percent of its voting rights or upon the demand of the holder or holders of five percent of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent of the Company's voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting.

Pursuant to the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. The function of the annual general meeting is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and fix their remuneration and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in general meeting.

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board of Directors may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company's articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as the Company, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company's share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

(h) Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless the court determines differently, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds more than 45% of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company's shares or of a class of its shares as of February 1, 2000) that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. Those provisions include: limiting the ability of the Company's shareholders to convene general meetings of the Company (as discussed above); controlling procedures for the conduct of shareholder and Board of Directors meetings, including quorum and voting requirements; and the election and removal of directors.

Moreover, the classification of the Board of Directors into three classes with terms of approximately three years each, which was approved by shareholders of the Company in 2001, and the requirement under Israeli company law to have two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board of Directors to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

(i) Duration and Liquidation

The Articles do not limit the Company's duration.

10.C Material Contracts

None

10.D Exchange Controls

Non-residents of Israel who purchase Ordinary Shares will be able to convert dividends, if any are declared, and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Israeli Controller of Foreign Exchange at the Bank of Israel under the Currency Control Law, 1978 (the "**Currency Control Law**"), provided that Israeli income tax has been paid (or withheld) on such amounts.

Pursuant to a general permit under the Currency Control Law, Israeli residents are generally eligible to purchase Ordinary Shares.

There are no limitations on the Company's ability to import and export capital.

10.E Taxation

To the extent that the following discussion is based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations.

(a) Israeli Taxation

(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets located in Israel. Pursuant to an amendment of the Tax Ordinance in 2005, effective as of January 1, 2006, the capital gains tax rate applicable to individuals upon the sale of securities acquired after that date is 20%. A 25% tax rate will apply to an individual who meets the definition of a 'Substantial Shareholder' on the date of the sale of the securities or at any time during the 12 months preceding such date. A 'Substantial Shareholder' is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company. With respect to corporate investors, effective January 1, 2006, capital gain tax of 25% will be imposed on the sale of traded shares. Capital gains accrued from the sale of assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time before and after January 1, 2003 that the asset was held. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the "**Treaty**")) is discussed below.

In addition, if the Ordinary Shares are traded on the Tel Aviv Stock Exchange, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. Effective January 1, 2006, upon a distribution of a dividend, other than bonus shares (stock dividends), income tax is generally withheld at the rate of 20% or 25% in case of a distribution to a 'Substantial Shareholder' (or 15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. See 'U.S.—Israel Tax Treaty'.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the non-resident has no other sources of income in Israel.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

(iii) U.S.—Israel Tax Treaty

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Approved Enterprise Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Approved Enterprise Law during the applicable benefits period will generally be subject to a reduced 15% dividend withholding tax rate. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a "**Treaty U.S. Resident**") generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty.

Israel presently has no estate or gift tax.

(b) United States Federal Income Tax

The following general discussion sets forth the material United States federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares and hold such Ordinary Shares as capital assets ("**U.S. Shareholders**"): (a) individuals who are citizens or residents (as specifically defined for U.S. federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof; (c) estates or trusts the income of which is subject to U.S. federal income taxation regardless of its source; and (d) trusts if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and if one or more U.S. persons has the authority to control all substantial decisions of the trust. This discussion does not deal with: (i) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. federal income tax laws such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar or foreign individuals or entities; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. income tax laws set out below is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the "**IRS**") as of the date hereof and is subject to any changes occurring in United States law after that date, which changes could have retroactive effect.

(i) Dividends Paid on Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in a U.S. Shareholder's ordinary income when received. Dividends received by an individual taxpayer during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received by an individual taxpayer for taxable years after 2010 will be subject to tax at ordinary income rates. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder's basis, and any excess will be treated as capital gain. Such distributions would not give rise to income from sources outside the United States.

(ii) Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be 'passive income' (or 'passive category income' for taxable years beginning after December 31, 2006) or 'financial services income' (or 'general category income' for taxable years beginning after December 31, 2006) for purposes of computing the U.S. foreign tax credit allowable to a U.S. Shareholder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described in (i) above.

(iii) Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. Pursuant to the Treaty, however, such gain or loss may be foreign source in certain circumstances. See 'U.S.-Israel Tax Treaty'. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv) Passive Foreign Investment Company

A 'passive foreign investment company' ("**PFIC**") is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2006, and the Company expects that it will not become a PFIC for taxable years after 2006. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company's income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain 'excess distributions' (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

(v) Backup Withholding and Information Reporting

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and 'backup withholding' at a rate currently equal to 28% on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("**TIN**") within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

10.F Dividends and Paying Agents

Not applicable in Annual Report on Form 20-F.

10.G Statements by Experts

Not applicable in Annual Report on Form 20-F.

10.H Documents on Display

The material documents referred to herein to which the Company is a party, to the extent that their disclosure is not otherwise limited or restricted, may, by prior arrangement, be inspected at the offices of the

Company in Yavne, Israel. In addition, the Company believes that all publicly filed documents referred to herein should be available for inspection, upon payment of any prescribed fees and otherwise upon such terms and conditions as may be specified, at the respective public archives or institutions with which they are filed.

10.1 Subsidiary Information

Not applicable in Annual Report on Form 20-F.

Item 11. *Quantitative and Qualitative Disclosures About Market Risk*

(a) General

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros).

The Company's derivative transactions in 2006 were executed through Israeli banks. The Company believes that the credit risk of such institutions is minimal.

(b) Exchange Rate Risk Management

Since the Company's functional currency and that of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar ("**Balance Sheet Exposure**"). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

The Company endeavors to limit its exposure through 'natural' hedging, i.e., by attempting to maintain a similar level of assets and liabilities in any given currency. The remaining exposure that is not set off 'naturally' is limited by the use of derivative instruments. To the extent possible, this is also done on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2006 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions).

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*					0.7	0.7
Europe*	12.0					12.0
Japan*		50.4				50.4
China*			12.8			12.8
Pacific Rim*				7.3		7.3
Total	12.0	50.4	12.8	7.3	0.7	83.2

* Maturing in 2007.

** Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1) Total exposure is the sum of the absolute value figures.

(2) The data presented in the table reflect the exposure after taking into account the effect of the 'natural' hedging.

The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2006 as recorded in the Company's financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						3.5	3.5
Europe	14.5						14.5
Japan					50.1		50.1
China		7.8					7.8
Pacific Rim			1.8	3.7			5.5
Total	14.5	7.8	1.8	3.7	50.1	3.5	81.4

The Company also acquired forward exchange contracts in order to limit cash flow exposures. Forward transactions are generally limited to three months (see also below).

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2006, constituted an asset and a liability of approximately $160,000 and $20,000, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

Cash and cash equivalents comprised of highly liquid securities and bank deposits as of December 31, 2006, in the amount of $64.1 million bore interest at fixed rates of 0.9% - 5.3% per annum. Held-to-maturity marketable securities and available-for-sale securities in the amount of $82.5 million, with the same aggregate fair value, consisted mainly of non-Israeli money market instruments and debentures, which bore interest at rates of 2.6% - 8.2% per annum and matured as follows: $41.4 million in 2007 and $41.1 million in 2008 through 2011. Due to the relatively short-term maturities of the Company's cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company's near-term financial condition or results of operations.

Item 12. *Description of Securities Other than Equity Securities*

12.A Debt Securities

Not applicable in Annual Report on Form 20-F.

12.B Warrants and Rights

Not applicable in Annual Report on Form 20-F.

12.C Other Securities

Not applicable in Annual Report on Form 20-F.

12.D American Depositary Shares

Not applicable in Annual Report on Form 20-F.

82

PART II

Item 13. ***Defaults, Dividend Arrearages and Delinquencies***

None

Item 14. ***Material Modifications to the Rights of Security Holders and Use of Proceeds***

None

Item 15. ***Controls and Procedures***

Since the Registrant is an 'accelerated filer' but not a 'large accelerated filer', the Registrant is complying with Item 15T and not Item 15.

(a) Disclosure Controls and Procedures

(b) Management's Annual Report on Internal Control over Financial Reporting

(c) Attestation Report of the Registered Public Accounting Firm

(d) Changes in Internal Control over Financial Reporting

Item 15T. ***Controls and Procedures***

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of

Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

(c) Changes in Internal Control over Financial Reporting

There were not any changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A. ***Audit Committee Financial Expert***

Dan Falk, the Chairman of the Registrant's Audit Committee, has been designated by the Board of Directors as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is 'independent', as that term is defined in the Nasdaq listing standards. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board of Directors; External Directors; Financial Experts.

Item 16B. ***Code of Ethics***

The Company has adopted a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the "**Code of Ethics**"). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company's legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

The Code of Ethics may be accessed through the 'Governance' hyperlink contained on the 'Investors' section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company's corporate headquarters in Israel.

Item 16C. ***Principal Accountant Fees and Services***

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company's external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company's management, at the time of approval of the Company's annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited

("**PwC**"), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2006 were reported to, and such services and the services proposed to be provided by them during 2007 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2006 and 2005:

	Year Ended December 31,	
	2006	2005
Audit fees (1)	$488,000	$400,000
Audit related fees (2)	127,000	350,000
Tax fees (3)	254,000	122,000
All other fees	—	—
Total	$869,000	$872,000

(1) Includes professional services rendered with respect to the audits of the Company's annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2) Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3) Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D. ***Exemptions from the Listing Standards for Audit Committees***

None

Item 16E. ***Purchases of Equity Securities by the Issuer and Affiliated Purchasers***

On November 8, 2006, the Board of Directors approved, and the Company publicly announced, a program for the repurchase of up to 1.7 million Ordinary Shares. Repurchases during 2006 under this program were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 2006	170,358	25.30	170,358	1,529,642
December 2006	187,117	25.58	187,117	1,342,525
Total	357,475	25.45	357,475	

During the period from January 1, 2007 through March 23, 2007, the Company repurchased under this program an additional 723,669 Ordinary Shares at an average purchase price of $22.80 per share. As of March 23, 2007, a total of 1,081,144 Ordinary Shares had been repurchased under the program at an average purchase price of $23.68 per share and the remaining repurchase authorization was for 618,856 Ordinary Shares. Under Israeli law, any repurchase of Ordinary Shares after March 31, 2007 will require a new authorization by the Board of Directors.

86

PART III

Item 17. *Financial Statements*

17. Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. *Financial Statements*

18. Financial Statements

All schedules for which provision is made in the applicable accounting regulations of the SEC are either included in the notes to the financial statements or, if not required under the related instructions or inapplicable, have been omitted.

Item 19. *Exhibits*

(1.1) Memorandum of Association reflecting amendments integrated into the text.

(1.2) Articles of Association reflecting amendments integrated into the text.

(2.1) Forms of Stock Certificates Representing Ordinary Shares.*

(4.1) The Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999).*

(4.2) The Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005).**

(4.3) The 2005 Directors Plan.**

(8.1) List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

- Orbotech, Inc.
- Orbotech S.A.
  - Laser Imaging Systems GmbH & Co. KG
- Orbotech Pacific Ltd.
- Orbotech Singapore Corporation Pte. Ltd.
- Orbotech B.V.
  - Orbotech Asia Ltd.
- Orbotech Japan Ltd.
- Orbograph Ltd. (owned approximately 89% by the Company)
- Orbotech Technology Ventures Limited Partnership, of which the partners are the Company and Orbotech Technology Ventures Limited.
- Frontline P.C.B. Solutions Ltd. (owned 50% by the Company)
  - Frontline P.C.B. Solutions Limited Partnership
- Orbotech Medical Solutions Ltd.

(12.1) Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2) Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1) Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1) Consent of Independent Registered Public Accounting Firm.

---

* Incorporated by reference from the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

** Incorporated by reference from the Company's Annual Report on Form 20-F for the year ended December 31, 2005.

88

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By: /s/ RAANAN COHEN

Raanan Cohen
Chief Executive Officer

Dated: March 29, 2007

ORBOTECH LTD.

(An Israeli Corporation)

2006 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2006 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

The amounts are stated in U.S. dollars ($) in thousands.



Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ORBOTECH LTD.

We have audited the consolidated balance sheets of Orbotech Ltd. (the "**Company**") and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company accounts for its 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership, using the proportionate method of consolidation as required under generally accepted accounting principles in Israel. Generally accepted accounting principles in the United States of America require that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to the Company's use of the proportionate method of consolidation as supplemented by the disclosure in note 2a to the consolidated financial statements.

In our opinion, except for the use of the proportionate method of consolidation, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1r to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to employees to conform with Statement of Financial Accounting Standards No. 123 (Revised), using the modified prospective method.

Kesselman & Kesselman

Tel Aviv, Israel
March 29, 2007

KESSELMAN & KESSELMAN
CERTIFIED PUBLIC ACCOUNTANTS (Isr.)

92

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31	
	2006	2005
	U.S. dollars in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$187,187	$156,112
Marketable securities	41,373	24,165
Accounts receivable:		
Trade	142,444	126,101
Other	21,572	16,884
Deferred income taxes	3,369	3,856
Inventories	78,349	70,885
Total current assets	$474,294	$398,003
INVESTMENTS AND OTHER NON-CURRENT ASSETS:		
Marketable securities	$41,100	$31,096
Other long-term investments	7,106	8,539
Funds in respect of employee rights upon retirement	15,617	15,374
Non-current trade receivables	738	887
Deferred income taxes	1,684	1,264
	$66,245	$57,160
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$20,124	$19,149
GOODWILL	$12,466	$12,466
OTHER INTANGIBLE ASSETS, net of accumulated amortization	$1,884	$2,464
Total assets	$575,013	$489,242

/s/ YOCHAI RICHTER) **Active Chairman of the**
Yochai Richter) **Board of Directors**

/s/ RAANAN COHEN) **Chief Executive Officer**
Raanan Cohen)

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31	
	2006	2005
	U.S. dollars in thousands	
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Accounts payable and accruals:		
Trade	$ 33,448	$ 35,781
Deferred income	19,967	20,470
Other	49,420	39,360
Total current liabilities	$102,835	$ 95,611
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	29,762	26,584
COMMITMENTS AND CONTINGENT LIABILITIES, see note 7		
Total liabilities	$132,597	$122,195
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	$ 914	$ 659
SHAREHOLDERS' EQUITY:		
Share capital—ordinary shares of New Israeli Sheqels ("**NIS**") 0.14 nominal (par) value ("**Ordinary Shares**"):		
Authorized:		
December 31, 2006—80,000,000 Ordinary Shares;		
December 31, 2005—50,000,000 Ordinary Shares		
Issued and outstanding:		
December 31, 2006—34,623,003 Ordinary Shares;		
December 31, 2005—33,155,356 Ordinary Shares	$ 1,680	$ 1,635
Additional paid-in capital	132,578	103,329
Retained earnings	345,859	290,889
Accumulated other comprehensive income	7	83
Less—treasury shares, at cost (December 31, 2006—1,143,390 Ordinary Shares; December 31, 2005—782,122 Ordinary Shares)	(38,622)	(29,548)
Total shareholders' equity	$441,502	$366,388
Total liabilities and shareholders' equity	$575,013	$489,242

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2006	2005	2004
	U.S. dollars in thousands (except per share data)		
REVENUES:			
Sale of products	$333,326	$303,308	$245,557
Services rendered	83,143	76,615	69,611
	416,469	379,923	315,168
COST OF REVENUES:			
Cost of products sold	159,680	150,719	119,607
Cost of services rendered	67,228	66,013	56,928
	226,908	216,732	176,535
GROSS PROFIT	189,561	163,191	138,633
RESEARCH AND DEVELOPMENT COSTS:			
Expenses incurred	62,181	56,718	49,716
Less—government participations	1,708	957	1,719
NET RESEARCH AND DEVELOPMENT COSTS	60,473	55,761	47,997
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	68,942	59,389	52,951
AMORTIZATION OF OTHER INTANGIBLE ASSETS	580	2,635	2,308
RESTRUCTURING CHARGES	3,332		
OPERATING INCOME	56,234	45,406	35,377
FINANCIAL INCOME—net	7,404	3,503	1,252
WRITE-DOWN OF LONG-TERM INVESTMENTS	(205)		(2,945)
INCOME BEFORE TAXES ON INCOME	63,433	48,909	33,684
TAXES ON INCOME	7,893	5,598	4,346
INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	55,540	43,311	29,338
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(315)	102	196
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(255)	(156)	(48)
NET INCOME	$ 54,970	$ 43,257	$ 29,486
EARNINGS PER SHARE:			
Basic	$ 1.66	$ 1.32	$ 0.91
Diluted	$ 1.65	$ 1.30	$ 0.90
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE —IN THOUSANDS:			
Basic	33,105	32,657	32,251
Diluted	33,399	33,338	32,924

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity
	Number of shares	Amount					
	In thousands	U.S. dollars in thousands					
BALANCE AT JANUARY 1, 2004:	32,605	$1,616	$ 96,694	$218,146	$(1,043)	$(22,324)	$293,089
CHANGES DURING 2004:							
Net income				29,486			29,486
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					1,043		1,043
Total comprehensive income							30,529
Employee stock options exercised and paid	129	4	*1,657				1,661
Compensation relating to options granted to employees and others—net			1				1
BALANCE AT DECEMBER 31, 2004	32,734	$1,620	$ 98,352	$247,632	—	$(22,324)	$325,280
CHANGES DURING 2005:							
Net income				43,257			43,257
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					83		83
Total comprehensive income							43,340
Employee stock options exercised and paid	421	15	*4,786				4,801
Compensation relating to equity awards granted to employees and others—net			191				191
Acquisition of treasury shares						(7,224)	(7,224)
BALANCE AT DECEMBER 31, 2005	33,155	$1,635	$103,329	$290,889	$ 83	$(29,548)	$366,388
CHANGES DURING 2006:							
Net income				54,970			54,970
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes					(83)		(83)
Net change in respect of securities available for sale					7		7
Total comprehensive income							54,894
Employee equity awards exercised and paid	1,468	45	*23,910				23,955
Compensation relating to equity awards granted to employees and others—net			5,339				5,339
Acquisition of treasury shares						(9,074)	(9,074)
BALANCE AT DECEMBER 31, 2006	34,623	$1,680	$132,578	$345,859	$ 7	$(38,622)	$441,502

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

96

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2006	2005	2004
	U.S. dollars in thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 54,970	$ 43,257	$ 29,486
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,745	9,261	8,343
Compensation relating to equity awards granted to employees and others - net	5,339	191	1
Liability for employee rights upon retirement	3,178	1,707	2,192
Share in losses (profits) of an associated company	315	(102)	(196)
Minority interest in profits of subsidiary	255	156	48
Capital gain from disposal of property, plant and equipment	(34)	(33)	(2)
Deferred income taxes	67	4	3,016
Exchange differences on long-term liability to the Government of Israel			(31)
Provision for restructuring expenses and non-cash expenses in respect of restructuring	3,091		
Write-down of investment	205		2,945
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable:			
Trade (including non-current portion)	(16,194)	(13,152)	(22,027)
Other	(4,688)	3,048	(1,599)
Increase (decrease) in accounts payable and accruals:			
Trade	(2,333)	520	16,083
Deferred income and other	6,390	1,880	14,103
Decrease (increase) in inventories	(7,551)	535	(18,562)
Net cash provided by operating activities	$ 50,755	$ 47,272	$ 33,800
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(8,142)	(7,662)	(4,903)
Bank deposits and securities available for sale—net	(9,958)	10,000	(3,100)
Acquisition of marketable securities held-to-maturity	(50,877)	(26,270)	(34,460)
Other investments	1,000		(494)
Acquisition of business, see note 2b		(7,084)	
Redemption of marketable securities held-to-maturity	33,623	15,458	16,839
Proceeds from disposal of property, plant and equipment	36	124	20
Funds in respect of employee rights upon retirement	(243)	(634)	(849)
Net cash used in investing activities	$ (34,561)	$ (16,068)	$ (26,947)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Employee stock options exercised and paid	23,955	4,801	1,661
Cost of acquisition of treasury shares	(9,074)	(7,224)	
Repayment of long-term loans			(6,120)
Net cash provided by (used in) financing activities	14,881	$ (2,423)	$ (4,459)
NET INCREASE IN CASH AND CASH EQUIVALENTS	31,075	28,781	2,394
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	156,112	127,331	124,937
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$187,187	$156,112	$127,331
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest	$ 1,226	$ 960	$ 449
Income taxes paid	$ 4,562	$ 2,528	$ 5,031
Income taxes refunded	$ 2,737	$ 2,562	$ 2,636

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a. General:

(i) Nature of operations

Orbotech Ltd. (the "**Company**") is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company's products include automated optical inspection ("**AOI**") and process control systems and computer aided manufacturing ("**CAM**") and imaging solutions, principally for application in the production of printed circuit boards ("**PCB**"s) and flat panel displays ("**FPD**"s).

Through its subsidiary, Orbograph Ltd. ("**Orbograph**"), the Company also develops and markets automatic check reading software to banks and other financial institutions.

As to the Company's operating segments and principal markets, see note 13a.

(ii) Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("**GAAP**") in the United States of America, except for the use of the proportionate method of consolidation, as discussed in b. below.

(iii) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

(iv) Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries and joint venture are conducted is the United States dollar (the "**Dollar**").

Virtually all revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar (see note 13a regarding geographical information). Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in Dollars, through the Company's wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries and joint venture is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are recorded as financial income or expenses, as appropriate.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership ("**Frontline**"), using the proportionate method of consolidation as is required under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission (the "**SEC**") stated that it would not object to the Company's use of the proportionate method of consolidation, provided that the joint venture is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, and provided further that summarized financial data relating to the joint venture are provided. These data are presented in note 2a.

These subsidiaries and joint venture are collectively referred to in these financial statements as 'subsidiaries'.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

c. Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from the date of deposit) that are not restricted as to withdrawal or use, and short-term bonds, the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d. Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2006 and 2005, most of the Company's cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The marketable securities held by the Company are mainly highly rated corporate debentures. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Company's revenues are derived from a large number of customers. Consequently, the exposure to concentration of credit risks relating to individual customers is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company factors certain letters of credit and promissory notes resulting from sales of products. The factoring is carried out through banks. The transfer of the letters of credit and promissory notes is recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards ("**FAS**") No. 140 of the Financial Accounting Standards Board of the United States ("**FASB**"), 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities'. The resulting costs are charged to 'financial income - net', as incurred. During the years ended December 31, 2006, 2005 and 2004, respectively, the Company factored $52 million, $63 million and $42 million of letters of credit and promissory notes.

e. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products - on the moving average basis; labor and overhead - on the basis of manufacturing costs.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

f. Marketable securities

Quoted corporate and government debentures and United States Treasury notes, which the Company intends to hold to maturity, are stated at amortized cost.

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders' equity until realized.

g. Other long-term investments

One company controlled to the extent of 20% or more and which is not a subsidiary (the "**Associated Company**"), in the amount of $1.7 million, is accounted for by the equity method. Other non-marketable investments in two start-up companies are carried at cost, net of amounts written down, in the amount of $5.4 million. These investments are reviewed annually for impairment. Write-downs of $205,000 and $2,945,000, relating to an investment in a third start-up company, were recorded in the years ended December 31, 2006 and 2004, respectively.

h. Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

	%
Machinery and equipment	10-20 (mainly 20)
Building	3
Office furniture and equipment	6-20
Computer equipment	20-33
Vehicles	15; 20

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i. Goodwill

In accordance with FAS No. 142, 'Goodwill and Other Intangible Assets', goodwill is not amortized, but rather tested for impairment at least annually. As at December 31, 2006, the Company's goodwill was allocated as follows: approximately $9.0 million to the Production Support Solutions for the Electronics Industry segment and approximately $3.4 million to the business acquired in 2005, described in note 2b, and included in the Other segment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. No impairment resulted from the annual reviews performed in the years 2006, 2005 and 2004.

j. Other intangible assets

Other intangible assets consist primarily of intellectual property and are being amortized mainly over five years.

k. Impairment of long-lived assets

FAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' ("**FAS 144**"), requires that long-lived assets, including definite life intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

l. Recognition of revenue

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers.

Installation and training is not essential to the product capabilities as it does not require specialized skills and can be performed by other vendors.

Emerging Issues Task Force ("**EITF**") Issue 00-21, 'Revenue Arrangements with Multiple Deliverables', deals with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting.

The Company grants its customers a warranty on products sold, usually for a period of six to twelve months. Upon revenue recognition, the Company defers the fair value of the warranty and recognizes it as service revenue ratably over the warranty period. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

In circumstances where the product has been delivered but revenue deferred, such as in the case of newly developed products, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory - finished products, since title passes to the customer upon delivery.

Service revenue in respect of the Company's products is recognized ratably over the contractual period or as services are performed.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable, and collectibility is probable. When software is

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

m. Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. No royalty expenses were incurred in 2006, and royalty expenses in the years ended December 31, 2005 and 2004 totaled $248,000 and $324,000, respectively.

n. Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $163,000, $319,000 and $100,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

o. Deferred income taxes:

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold, and not to realize, these investments.

The Company and its tax-exempt Israeli subsidiary intend permanently to reinvest the amounts of tax-exempt income of their approved enterprises and do not intend to cause dividend distribution from such income (see also note 9a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

p. Treasury shares

Treasury shares are presented as a reduction of shareholders' equity, at their cost to the Company.

q. Derivative financial instruments

The Company enters into forward exchange contracts to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies.

FAS 133, 'Accounting for Derivative Instruments and Hedging Activities', requires that all derivative instruments be recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss) as 'gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes' and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations among 'financial income—net'. Changes in the fair value of other derivatives are recognized in the statement of operations among 'financial income—net'.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item.

r. Stock-based compensation

Prior to January 1, 2006, the Company accounted for employees' share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ("**APB 25**"), and related interpretations. In accordance with FAS No. 123, 'Accounting for Stock-Based Compensation' ("**FAS 123**"), as amended by FAS No. 148, 'Accounting for Stock-Based Compensation—Transition and Disclosure', the Company disclosed pro forma information, assuming it had accounted for employees' share-based payments using the fair value-based method defined in FAS 123.

Effective January 1, 2006, the Company adopted FAS No. 123 (revised 2004), 'Share-based Payment' ("**FAS 123(R)**"). FAS 123(R) supersedes APB 25 and related interpretations and amends FAS No. 95, 'Statement of Cash Flows'. FAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("**SAB 107**"). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based employee compensation cost for the years ended December 31, 2005 and 2004 was determined using the intrinsic value method. The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation during those years:

	Year ended December 31	
	2005	2004
	$ in thousands (except per share data)	
Net income, as reported	43,257	29,486
Deduct—stock-based employee compensation expense determined under fair value method, net of related tax effect	(6,129)	(11,755)
Pro forma net income	37,128	17,731
Earnings per share:		
Basic—as reported	$1.32	$0.91
Basic—pro forma	$1.14	$0.55
Diluted—as reported	$1.30	$0.90
Diluted—pro forma	$1.12	$0.54

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are accounted for under the provisions of FAS 123 and EITF Issue No. 96-18, 'Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services'. The fair value of such equity awards is charged to income over the expected service period.

For information about the Company's equity remuneration plans and assumptions used in calculating the pro forma information, see note 8b.

s. Comprehensive income (loss)

In addition to net income, other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated as cash flow hedges (see q. above) and unrealized gains and losses arising from securities classified as available-for-sale (see f. above).

t. Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

u. Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

v. Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. **Newly issued and recently adopted accounting pronouncements:**

(i) In September 2006, the FASB issued FAS No. 157, 'Fair Value Measurements' ("**FAS 157**"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any interim financial statements for any period of that fiscal year. The Company is currently evaluating the impact, if any, of the provisions of FAS 157 on its financial position and results of operations.

(ii) In September 2006, the SEC issued Staff Accounting Bulletin No. 108, 'Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements' ("**SAB 108**"), which provides interpretive guidance when considering the effects of prior year misstatements on quantification of current year misstatements for purposes of assessing materiality. SAB 108 is effective for fiscal years ending after November 15, 2006 (December 31, 2006, for the Company). The Company adopted SAB 108 in these financial statements and accordingly follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB 108 did not result in corrections of the Company's financial statements.

(iii) In July 2006, the FASB issued FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109' ("**FIN 48**"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions and is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of FIN 48. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company is currently evaluating the impact, if any, of the provisions of FIN 48 on its financial position and results of operations.

(iv) In June 2006, the EITF reached a consensus on Issue No. 06-03, 'How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)' ("**ETIF 06-03**"). EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction and states that the presentation of the taxes, on either a gross or net basis, constitutes an accounting policy decision that, if significant in amount, should be disclosed pursuant to Accounting Principles Board Opinion No. 22, 'Disclosure of Accounting Policies'. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007, for the Company). The Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position or results of operations.

(v) In March 2006 the FASB issued FAS No. 156, 'Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140' ("**FAS 156**"). FAS 156 amends FAS No. 140, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities', with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must initially be measured at fair value, if practicable. Subsequent to initial recognition, a company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of FAS 156. FAS 156 is effective for fiscal years beginning after

September 15, 2006 (January 1, 2007, for the Company). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of FAS 156 is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND BUSINESS ACQUIRED IN 2005:

a. Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. and combines the former CAM operations of both companies.

The Company's wholly-owned subsidiaries market and provide customer support in respect of Frontline's products.

The Company's interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2006 and 2005, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2006, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company's percentage of holding.

The following Frontline data is reflected in the Company's consolidated financial statements on the basis of the Company's percentage of holding:

	December 31	
	2006	2005
	$ in thousands	
(i) Balance sheet data:		
Assets:		
Current assets	3,213	2,057
Property, plant and equipment—net	214	259
Funds in respect of employee rights upon retirement	311	268
	3,738	2,584
Liabilities:		
Current liabilities	882	784
Liability for employee rights upon retirement	626	503
	1,508	1,287

106

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
(ii) Operating results data:			
Revenues:			
Sales of products	8,182	7,089	6,212
Services rendered	4,744	4,399	4,186
Cost of revenues:			
Cost of products sold	(36)	(102)	(48)
Cost of services rendered	(1,733)	(1,998)	(2,164)
Research and development costs	(2,458)	(2,250)	(2,177)
Selling, general and administrative expenses	(1,670)	(1,529)	(1,620)
Financial income—net	21	37	7
Net income before taxes on income	7,050	5,646	4,396
(iii) Cash flow data:			
Net cash provided by operating activities	7,109	4,701	4,808
Net cash used in investing activities	(43)	(27)	(55)
Net cash provided by financial activities			1

As to equity awards to employees of Frontline, see note 8b(vi)D.

b. Business acquired in 2005

In March 2005, the Company entered into an agreement to acquire the business of Imarad Imaging Systems Ltd. ("**Imarad**"), a privately held Israeli company which developed, manufactured and marketed high-performance, solid state gamma radiation detectors based on proprietary cadmium zinc telluride crystal-growth technology, for $7 million in cash. In addition, subject to the achievement of agreed sales milestones, which have not yet been met, the Company undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million, which if paid will be recorded as additional goodwill. The acquisition was primarily motivated as part of the implementation of the Company's strategy of diversification into new growth areas for imaging technologies.

The Company accounted for the acquisition using the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $2.9 million was allocated to intellectual property. The Company has allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($2.9 million) and the fair value of the net tangible assets ($0.7 million), in the amount of $3.4 million, to goodwill. The results of this acquired business are consolidated as of the acquisition date. Amortization of the goodwill is a recognized expense for tax purposes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INVENTORIES:

	December 31	
	2006	2005
	$ in thousands	
Components:		
For manufacturing of systems*	29,260	28,110
For servicing of systems	20,370	15,865
	49,630	43,975
Work in process	3,682	5,280
Finished products	25,037	21,630
	78,349	70,885

* The changes in the inventory obsolescence provision are as follows:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Balance at beginning of year	4,079	6,744	14,461
Provision utilized upon disposal of inventories		(2,665)	(7,717)
Balance at end of year	4,079	4,079	6,744

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a. Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31	
	2006	2005
	$ in thousands	
Cost:		
Machinery and equipment	20,686	28,525
Leasehold improvements	29,701	28,029
Building	987	987
Office furniture, equipment and computer equipment	26,386	25,115
Vehicles	537	581
	78,297	83,237
Less—accumulated depreciation and amortization	58,173	64,088
	20,124	19,149

b. Depreciation and Amortization

Depreciation and amortization expenses totaled $7,165,000, $6,626,000 and $6,035,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5—OTHER INTANGIBLE ASSETS:

The amortized balance of other identifiable intangible assets—mainly intellectual property—is composed as follows:

	December 31	
	2006	2005
	$ in thousands	
Original amount	15,686	15,686
Less - accumulated amortization	13,802	13,222
	1,884	2,464

Amortization expenses totaled $580,000, $2,635,000 and $2,308,000 in the years ended December 31, 2006, 2005 and 2004, respectively

Estimated amortization expense for the years after 2006 is as follows:

	$ in thousands
Year ending December 31:	
2007	580
2008	580
2009	580
2010	144
	1,884

NOTE 6—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees' names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in the opinion of management, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and its Israeli subsidiaries may only make withdrawals from the funds for the purpose of paying severance pay.

Most of the Company's non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

Severance pay expenses were $4,273,000, $3,654,000 and $3,906,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

Defined contribution plan expenses were $932,000, $1,032,000 and $807,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

The Company expects severance pay contributions in 2007 to be approximately $3.8 million.

Upon reaching normal retirement age, the Company's employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach normal retirement age. The Company expects that such amounts will be paid mainly from recognized pension funds, deposits with severance pay funds and insurance policies.

NOTE 7—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a. Commitments:

(i) Leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2007 and 2011.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2006, are as follows:

	$ in thousands
Year ending December 31:	
2007	4,982
2008	3,759
2009	2,823
2010	2,146
2011	29
	13,739

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "**Israeli CPI**").

Rental expenses totaled $6,225,000, $6,195,000 and $5,475,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

(ii) Other

For information regarding commitments in respect of the business acquired in 2005, see note 2b.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Contingent liabilities:

(i) Intellectual Property

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company's products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company's obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

(ii) Litigation

In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming $4 million in damages (the "**Complaint**"). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor's principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company's management believes that the Complaint is without merit. No provision has been made in respect of this claim in these financial statements.

c. Restriction placed in respect of liabilities

As of December 31, 2006, the Company had unutilized credit lines of approximately $50 million.

Under arrangements for the receipt of such credit lines, the Company entered into negative pledge agreements with certain banks. Pursuant to these agreements the Company has undertaken not to register floating charges on assets in favor of third parties without the prior consent of those banks.

NOTE 8—SHAREHOLDERS' EQUITY:

a. Authorized, issued and outstanding shares

The authorized (registered) share capital of the Company is 11,200,000 NIS, divided into 80,000,000 Ordinary Shares, all ranking pari passu. The Ordinary Shares are traded in the United States on the NASDAQ Global Select Market under the symbol ORBK.

At December 31, 2006, a total of 33,479,613 Ordinary Shares were issued and outstanding. This does not include a total of 1,143,390 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Equity remuneration plans:

(i) Description of plans

The Company, through its board of directors (the "**Board of Directors**") and, subject to Israeli companies law, the remuneration committee of the Board of Directors (the "**Committee**"), currently administers two equity remuneration plans: the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the "**1992 Plan**"); and the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the "**2000 Plan**"), both of which were adopted with shareholder approval. Both of these plans are discussed in further detail below.

In addition, until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.'s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the "**1995 Plan**"), which served as the vehicle for the grant of equity awards to employees of the Company's non-Israeli subsidiaries. In 1998, the Company also awarded, to an independent consultant, an option to purchase 33,750 Ordinary Shares, at an exercise price of $12.55 per Ordinary Share, which has been fully exercised through 2006.

(A) The 1992 Plan

The 1992 Plan was adopted in order to enable Israeli employees of the Company and/or of other Israeli entities in which the Company held at least a 50% equity interest at the time of award to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the "**Tax Ordinance**"). The 1992 Plan was valid for ten years and expired on January 22, 2002, except as to equity awards outstanding on that date. At December 31, 2006, under the 1992 Plan, options to purchase a total of 394,100 Ordinary Shares, all of which were fully vested and the last of which will expire no later than September 17, 2008, remained outstanding.

(B) The 2000 Plan

The 2000 Plan was initially adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related Israeli entities by providing them with the opportunity to purchase shares of the Company. In June 2005, as part of a broad review of the Company's long-term incentive equity compensation programs, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares, i.e., shares allotted to, or for the benefit of, a grantee for nominal consideration subject to specified limitations as to their transferability) to directors, officers, employees and consultants of the Company, related entities in Israel "**Related Companies**") and the Company's non-Israeli subsidiaries ("**Foreign Subsidiaries**").

As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company, Related Companies and Foreign Subsidiaries. Equity awards under the 2000 Plan are issuable in the form of restricted shares, or as options either within or outside the context of Section 102 of the Tax Ordinance, in the form of incentive stock options that comply with United States tax law or 'nonqualified' stock options, or otherwise. The 2000 Plan is, subject to Israeli companies law, administered by the Committee, and will expire on June 4, 2015, except as to equity awards outstanding on that date. At December 31, 2006, under the 2000 Plan, options to purchase a total of 3,361,042 Ordinary Shares (1,746,471 of which had vested) remained outstanding, a total of 121,139 restricted shares (6,270 of which had vested and 3,793 of which had been forfeited) had been granted, and 2,270,091 Ordinary Shares remained available for future equity awards.

(ii) General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. Awards under the Company's equity remuneration plans (other than to directors) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options awarded after June 2005 generally expire seven years from the date of grant, the maximum period under the 2000 Plan. Certain options awarded prior to that date expire between five to ten years from the date of grant. Options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, generally expire or are forfeited upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company. Ordinary Shares subject to equity awards granted under either (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares issued upon the exercise of options, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

Unless otherwise stated, all data presented in these financial statements with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

(iii) Taxation

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. Previously, gains from equity awards were taxed as salary income only, at the employee's marginal tax rate.

As a result of its election under Section 102 of the Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003.

(iv) Contractual obligations

In order to satisfy its equity award-related contractual obligations upon the exercise of options, the Company generally issues new Ordinary Shares out of the authorized (registered) share capital of the Company. The Company has not in the past repurchased, nor does it expect to repurchase during 2007, Ordinary Shares to satisfy such contractual obligations.

(v) Redesignations

In presenting data with respect to equity awards to 'employees' and 'non-employees', 'redesignated' represents those options that have been redesignated during the reporting period pursuant to changes in status of grantees from 'non-employee' to 'employee' of the Company (and vice versa in the presentation of non-employee equity awards data). In both cases, they are excluded from awards 'granted' during the reporting period, but are included among awards 'outstanding' (and, to the extent vested, 'exercisable') at the end of the period. In presenting employee equity awards data, 'forfeited or expired' includes options that have been redesignated during the reporting period pursuant to changes in status of grantees from

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

'employee' to 'non-employee' of the Company (and vice versa in the presentation of non-employee equity awards data). Awards redesignated as 'employee' or 'non-employee' options (as the case may be) during the reporting period are included in the calculations of weighted average exercise prices, weighted average remaining contractual terms of options outstanding (and, to the extent vested, exercisable) and aggregate intrinsic value at the end of the reporting period, but are excluded from the calculation of weighted average exercise price of options forfeited or expired during the reporting period.

(vi) Equity awards data

(A) Overview

At December 31, 2006, under all of the Company's equity remuneration plans, equity awards (comprised of stock options and restricted shares) with respect to a total of 3,872,488 Ordinary Shares were outstanding (of which 2,146,841 had vested) and 2,270,091 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for all of the Company's equity remuneration plans during 2006 was $5.3 million, without any reduction in income taxes.

(B) Valuation assumptions

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company's shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees. The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Since the Company does not intend to distribute dividends (see notes 1o and 9a), dividend yield has been assumed to be zero.

The fair value of each restricted share awarded is determined based on the market price of the Ordinary Shares on the date of the award.

(C) Employee equity awards

1. Options

	Year ended December 31, 2006			
	Number	**Weighted average exercise price ($)**	**Weighted average remaining contractual term (years)**	**Aggregate intrinsic value ($ in thousands)**
Outstanding at beginning of year	5,492,676	23.49		
Changes during year				
Granted [1]	580,330	22.55		
Redesignated [2]	34,000			
Exercised	(1,345,340)	17.10		
Forfeited or expired	(1,110,485)	29.86		
Outstanding at end of year	3,651,181	23.76	2.90	16,365
Exercisable at end of year	2,065,631	25.47	1.46	10,146

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) Including options to purchase a total of 15,930 Ordinary Shares awarded to directors of the Company, at an exercise price of $23.23 per share.

(2) See note 8b(v) above.

The aggregate intrinsic value represents the total pre-tax capital gain that would have been received by the holders of all 'in-the-money' options had they all exercised such options and sold the underlying shares at the Company's closing share price on December 31, 2006 (which was $25.45).

The weighted average grant date fair value of employee options awarded during the years ended December 31, 2006, 2005 and 2004 was $8.29, $9.40 and $8.15, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2006, 2005 and 2004 was $10.5 million, $3.2 and $0.9, respectively.

2. *Restricted shares*

	Year ended December 31, 2006	
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	59,020	24.27
Changes during year		
Awarded [(1)]	60,119	22.60
Vested	(6,270)	24.27
Forfeited	(3,793)	24.22
Non-vested at end of year	109,076	23.36

(1) Including a total of 13,770 restricted shares awarded to directors of the Company.

The total fair value of employee restricted shares vested during the year ended December 31, 2006 was $156,000.

3. *Black-Scholes data*

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2006, 2005 and 2004, the Company used the following assumptions (see note 8b(vi)(B):

	Year ended December 31		
	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	32%	45%	55%
Risk-free interest rate	5.00%	3.96%	1.93%
Expected life - in years	4.00	4.00	4.00

4. *Unrecognized compensation expense*

At December 31, 2006, there was $7.0 million of total unrecognized compensation cost related to non-vested employee options and $1.6 million of total unrecognized compensation cost related to non-vested employee restricted shares, granted under the 2000 Plan. That cost is expected to be recognized over a weighted average period of four years.

(D) Non-employee equity awards

1. Options

	Year ended December 31, 2006			
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	195,387	21.72		
Changes during year				
Granted	10,000	24.44		
Redesignated[(1)]	24,750			
Exercised	(61,188)	15.66		
Forfeited or expired	(64,988)	28.38		
Outstanding at end of year	103,961	24.36	2.15	408
Exercisable at end of year	74,940	25.35	1.20	301

(1) See note 8b(v) above.

The weighted average, grant date fair value of non-employee options awarded during the years ended December 31, 2006, 2005 and 2004 was $9.76, $9.86 and $10.33, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2006, 2005 and 2004 was $0.5 million, $0.1 and zero, respectively.

2. Restricted shares

	Year ended December 31, 2006	
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	1,000	24.27
Changes during year		
Awarded	1,000	22.44
Non-vested at end of year	2,000	23.36

3. Black-Scholes data

In calculating the fair value of equity awards to non-employees under share-based remuneration arrangements during 2006, 2005 and 2004, the Company used the following assumptions (see note 8b(vi)(B):

	Year ended December 31		
	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	32%	42%	53%
Risk-free interest rate	5.00%	4.00%	2.50%
Expected life - in years	4.00	4.00	4.00

4. Unrecognized compensation expense

At December 31, 2006, there was $217,000 of total unrecognized compensation cost related to non-vested non-employee options and $29,000 of total unrecognized compensation cost related to non-vested non-employee restricted shares, granted under the 2000 Plan. That cost is expected to be recognized over a weighted average period of four years.

c. Dividends:

The distribution of cash dividends in the amount of approximately $255 million out of retained earnings of approximately $346 million as of December 31, 2006 would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o, 9a and 9f).

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

NOTE 9—TAXES ON INCOME:

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted 'approved enterprise' status under the Law for the Encouragement of Capital Investments, 1959 (the "**Approved Enterprise Law**"). The main benefit arising from such status is the reduction in tax rates on income derived from 'approved enterprises'.

Since the Company is a 'foreign investors' company' as defined by the Approved Enterprise Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from approved enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the approved enterprises expires in the years 2007 through 2014.

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits applied was approximately 90% in each of the years ended December 31, 2006, 2005 and 2004.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 10%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see f below and note 8c).

The Company and its Israeli subsidiaries are entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Approved Enterprise Law and regulations published thereunder, and in the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for benefits as a 'Benefiting Enterprise' (replacing the previous terminology of 'Approved Enterprise'). As a result of these amendments, future tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. As of December 31, 2006, none of the Company's income was generated from investment programs that qualified as Benefiting Enterprises.

b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the "**Inflationary Adjustments Law**"), results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI, or in the exchange rate of the Dollar for a 'foreign investors' company'. The Company and its Israeli subsidiaries are taxed under the Inflationary Adjustments Law.

The Company elected, as from the 2003 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, and was bound by this election for a period of three years through December 31, 2005. After this time it became required to notify the Israeli income tax authorities, on an annual basis, if it wishes to renew the election, and has done so for 2006 and 2007. The Company's Israeli subsidiaries have elected to measure their results for tax purposes on the basis of the changes in the Israeli CPI, and continue to do so.

As explained in note 1a(iv), the functional currency of the Company is the Dollar, and the Company's financial statements are measured in Dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the Dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income presented in these financial statements.

Paragraph 9(f) of FAS No 109, 'Accounting for Income Taxes', prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into Dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and its Israeli subsidiaries are 'industrial companies' as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and amortization of patents and certain other intangible property.

d. Other applicable tax rates:

(i) Income from other sources in Israel

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the regular corporate tax rate. In July 2004 and August 2005, amendments to the Tax Ordinance were enacted so as to effect a gradual reduction in the corporate tax rate from 36% to 25%, in the following manner: the rate in 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and beyond - 25%.

(ii) Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e. Carryforward tax losses

Carryforward tax losses totaled approximately $19 million at December 31, 2006, of which approximately $1 million will expire in 2011 and approximately $18 million have no expiration date. A valuation allowance in the amount of approximately $7 million is recorded in respect of deferred tax assets resulting from these losses (see f. below).

Carryforward capital losses for tax purposes totaled approximately $2 million at December 31, 2006. Such losses have no expiration date. A full valuation allowance is recorded in respect of deferred tax assets resulting from these losses (see f. below).

f. Deferred income taxes:

Provided in respect of the following

	December 31	
	2006	2005
	$ in thousands	
Provision for vacation pay	735	626
Accrued severance pay	2,186	1,851
Carryforward tax losses	6,606	11,410
Research and development costs	4,811	4,767
Property, plant and equipment		239
Taxes on undistributed income of Israeli subsidiary	(2,900)	(2,512)
Other	318	608
	11,756	16,989
Less—valuation allowance*	6,703	11,869
	5,053	5,120

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

* The changes in the valuation allowance are comprised as follows:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Balance at beginning of year	11,869	7,216	4,879
Additions (reductions) during the year	(5,166)	4,653	2,337
Balance at end of year	6,703	11,869	7,216

Deferred taxes are included in the balance sheets as follows:

	December 31	
	2006	2005
	$ in thousands	
Among current assets	3,369	3,856
Among non-current assets	1,684	1,264
	*5,053	*5,120

* Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at an average tax rate of 10%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 15% to 40%.

As stated in a. above, part of the Company's income is tax-exempt due to the approved enterprise status granted to most of the Company's production facilities. The Company has decided permanently to reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of the tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

The amount of tax that would have been payable had such exempt income earned through December 31, 2006 been distributed as dividends is approximately $31 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Taxes on income included in the income statements:

As follows:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Current:			
Israeli	6,093	3,732	303
Non-Israeli	1,733	1,861	1,027
	7,826	5,593	1,330
Deferred, see f. above:			
Israeli	51	(186)	3,182
Non-Israeli	16	191	(166)
	67	5	3,016
	7,893	5,598	4,346

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(i) above), and the actual tax expense:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Income before taxes on income*	63,433	48,909	33,684
Theoretical tax expense (benefit) on the above amount	19,664	16,629	11,789
Less—tax benefits arising from approved enterprises	(13,733)	(6,273)	(4,201)
	5,931	10,356	7,588
Increase (decrease) in taxes resulting from:			
Different tax rates applicable to non-Israeli subsidiaries	5,387	(5,533)	(3,125)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net	683	(2,909)	1,276
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created		(600)	(3,607)
Other	1,058	(369)	(123)
Net change in valuation allowance	(5,166)	4,653	2,337
Actual tax expense	7,893	5,598	4,346
* As follows:			
Taxable in Israel	42,045	24,023	18,059
Taxable outside Israel	21,388	24,886	15,625
	63,433	48,909	33,684

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Tax assessments

Final tax assessments have been received by the Company through the tax year 2003.

NOTE 10—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b. Derivative instruments

As stated in note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2006 were as follows:

	$ in millions
Forward exchange contracts for conversion of:	
Euros into Dollars	14.5
Japanese yen into Dollars	50.1
NIS into Dollars	3.5
Korean won into Dollars	1.8
Taiwan dollars into Dollars	3.7
Chinese RMB into Dollars	7.8

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Balance at beginning of year	83		(1,043)
Unrealized gain (loss) from derivatives	1,426	1,645	(252)
Reclassifications into earnings from other comprehensive income	(1,501)	(1,552)	1,165
Tax effect	(8)	(10)	130
Balance at end of year	—	83	—

c. Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

As to the fair value of held-to-maturity securities, see note 12b.

The fair value of derivatives as of December 31, 2006 constituted an asset and a liability of approximately $160,000 and $20,000, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2006		
	Israeli currency(a)		Other non-Dollar currencies(c)
	Unlinked	Linked(b)	
	$ in thousands		
Assets—current	17,378	67	111,063
Liabilities—current	12,543	15,916	26,761

(a) The above does not include balances in Israeli currency linked to the Dollar.
(b) To the Israeli CPI.
(c) As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 10.

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a. Cash and cash equivalents

The balances as of December 31, 2006 and 2005 include $64,125,000 and $35,620,000, respectively, of highly liquid securities and bank deposits. The deposits are mainly denominated in Dollars and bear interest. The annual interest rates as of December 31, 2006 were 0.9%-5.3%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Marketable securities:

(i) Held-to-maturity securities:

At December 31, 2006 and 2005 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands			
December 31, 2006:				
Quoted Israeli corporate debentures	14,985	15,094	144	35
Quoted non-Israeli corporate debentures	56,434	56,387	36	83
U.S. Treasury notes	1,096	1,093		3
	72,515	72,574	180	121
December 31, 2005:				
Quoted Israeli corporate debentures	9,330	9,274	12	68
Quoted non-Israeli corporate debentures	38,037	37,823	14	228
Israeli Government debentures	2,191	2,225	34	
U.S. Treasury notes	5,703	5,672		31
	55,261	54,994	60	327

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the capability, and intends, to hold these investments until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2006.

(ii) Available-for-sale securities:

	Amortized cost	Unrealized gain	Estimated fair market value
	$ in thousands		
December 31, 2006—Quoted Israeli corporate debentures	9,951	7	9,958

124

(iii) Marketable securities

The marketable securities are presented in the balance sheets as follows:

	December 31	
	2006	2005
	$ in thousands	
Among current assets:		
Held-to-maturity securities	31,415	24,165
Available-for-sale securities	9,958	
	41,373	24,165
As long-term investments:		
Held-to-maturity securities	*41,100	*31,096
	82,473	55,261

* The above securities mature as follows:		
2007		15,806
2008	16,473	4,864
2009	16,767	7,735
2010	4,959	2,691
2011	2,901	
	41,100	31,096

c. **Accounts receivable:**

	December 31	
	2006	2005
	$ in thousands	
(i) Trade—allowance for doubtful accounts (see also note 13c(2))	6,383	5,871
(ii) Other:		
Employees	1,439	1,477
Prepaid expenses	4,858	3,965
Deposits in respect of rent and other	4,573	3,799
Israeli Government departments and agencies (mainly value added tax refundable)	4,100	2,562
Advance payments to suppliers	552	1,165
Sundry	6,050	3,916
	21,572	16,884

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Accounts payable and accruals:

	December 31	
	2006	2005
	$ in thousands	
Deferred service revenue	245	2,221
	19,967	20,470

* The changes in deferred revenues relating to warranty commitments:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Balance at beginning of year	18,249	17,274	10,066
Revenue recognized during the year	(19,701)	(17,809)	(14,621)
Deferred revenue relating to new sales	21,174	18,784	21,829
Balance at end of year	19,722	18,249	17,274

	December 31	
	2006	2005
	$ in thousands	
(ii) Other:		
Employees and employee institutions	19,791	17,375
Government departments and agencies	12,507	6,534
Accrued expenses	12,219	8,814
Sundry	4,903	6,637
	49,420	39,360

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a. Segment and geographical information:

(i) Operating segments:

(A) General

The Company's reportable operating segments are as follows:

1. *Production Support Solutions for the Electronics Industry*—design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily AOI and process control systems and CAM and imaging solutions principally for application in the production of PCBs and FPDs. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. *Other*—for the years ended December 31, 2006 and 2005, this includes the financial data of Orbograph, which is engaged in the development and marketing of automatic check reading software to banks and other financial institutions, and the financial data of the business acquired in 2005 (see note 2b); for the year ended December 31, 2004, this included only the financial data of Orbograph.

(B) Information on revenues and assets of the reportable operating segments:

1. Measurement of revenues and assets of the operating segments:

   The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

   Segment income or loss reflects the income or loss from operations of the segment and does not include financial income - net, taxes on income, share in profits (losses) of the Associated Company and minority share in profits, since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Financial data relating to reportable operating segments:

	Production Support Solutions for the Electronics Industry	Other	Total
		$ in thousands	
Year ended December 31, 2006:			
Revenues from unaffiliated customers:			
Sales of products	323,757	9,569	333,326
Services rendered	78,989	4,154	83,143
Total revenues	402,746	13,723	416,469
Operating income (loss)	58,822	(2,588)	56,234
Assets (at end of year)	541,453	21,401	562,854
Expenditures for segment assets	6,870	1,272	8,142
Depreciation and amortization	6,625	1,120	7,745
Year ended December 31, 2005:			
Revenues from unaffiliated customers:			
Sales of products	295,126	8,182	303,308
Services rendered	73,078	3,537	76,615
Total revenues	368,204	11,719	379,923
Operating income	45,298	108	45,406
Assets (at end of year)	458,066	17,517	475,583
Expenditures for segment assets	7,232	7,514	14,746
Depreciation and amortization	8,526	735	9,261
Year ended December 31, 2004:			
Revenues from unaffiliated customers:			
Sales of products	239,185	6,372	245,557
Services rendered	66,732	2,879	69,611
Total revenues	305,917	9,251	315,168
Operating income	33,678	1,699	35,377
Assets (at end of year)	420,981	9,434	430,415
Expenditures for segment assets	4,708	195	4,903
Depreciation and amortization	8,131	212	8,343

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Total assets of reportable segments at end of year	562,854	475,583	430,415
Assets not allocated to segments	12,159	13,659	13,456
Consolidated assets at end of year	575,013	489,242	443,871

(ii) Geographical information:

(A) Revenues—classified by geographical area (based on the location of customers):

	2006	2005	2004
Sales of products:			
North America (mainly the United States)	39,922	32,961	26,113
Europe	29,691	23,118	23,377
Japan	60,230	41,013	24,450
Taiwan	54,430	68,323	78,527
China	92,926	61,372	56,990
Korea	45,811	65,036	24,663
Other Far Eastern countries	9,084	8,640	10,606
Other	1,232	2,845	831
Total sales of products	333,326	303,308	245,557
Services rendered: North America (mainly the United States)	16,395	15,419	14,504
Europe	10,827	11,390	11,242
Japan	10,697	9,721	9,694
Taiwan	16,592	15,856	14,746
China	18,772	15,843	12,091
Korea	6,767	5,135	4,223
Other Far Eastern countries	2,810	2,960	2,827
Other	283	291	284
Total services rendered	83,143	76,615	69,611
	416,469	379,923	315,168

(B) Most of the Company's long-lived assets are located in Israel.

b. Cost of revenues:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
1) Cost of products sold:			
Materials and subcontractors	142,409	133,165	103,048
Labor costs	9,206	9,765	9,979
Overhead and other expenses	8,065	7,789	6,580
	159,680	150,719	119,607
2) Cost of services rendered:			
Materials consumed	19,449	18,408	14,081
Labor costs	28,282	29,389	26,333
Overhead and other expenses	19,497	18,216	16,514
	67,228	66,013	56,928

c. Selling, general and administrative expenses:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
1) Comprised as follows:			
Selling	47,375	42,576	38,860
General and administrative	21,567	16,813	14,091
	68,942	59,389	52,951
2) The changes in allowance for doubtful accounts are comprised as follows:			
Balance at beginning of year	5,871	5,168	4,282
Increase during the year	651	802	910
Bad debt written off	(139)	(99)	(24)
Balance at end of year	6,383	5,871	5,168

d. Restructuring costs:

The primary components of the restructuring costs are:

	Year ended December 31, 2006
	$ in thousands
Costs relating to workforce reduction	2,804
Other costs-facility expenses	528
	3,332

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2006, the Company initiated a restructuring program related to its assembled PCB product line designed to centralize the Company's assembled PCB research and development activities at Company headquarters in Israel, so as to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for its assembled PCB customers. The program resulted in total restructuring charges of $3.3 million which were recorded in the fourth quarter of 2006. Liabilities related to this program in the amount of $241,000 were paid during the last quarter of 2006 and the remaining liabilities will be paid through the second quarter of 2007.

The implementation of this program consisted primarily of the dismissal of 25 employees and the closure of the Company's facilities in Bad Pyrmont, Germany. The program will result in an estimated $1.6 million annual cost reduction to the Company.

e. Financial income—net:

	Year ended December 31		
	2006	2005	2004
	$ in thousands		
Income:			
Interest:			
In respect of bank deposits and securities	9,009	5,040	1,998
Other	151	116	67
Non-Dollar transaction gains—net			42
	9,160	5,156	2,107
Expenses:			
Interest:			
Costs relating to factoring of letters of credit and promissory notes	1,058	870	369
Non-Dollar transaction losses—net	95	173	
Other	603	610	486
	1,756	1,653	855
	7,404	3,503	1,252

f. Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31		
	2006	2005	2004
	In thousands		
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings per share	33,105	32,657	32,251
Add—incremental shares from assumed exercise of options	294	681	673
Weighted average number of shares used in computation of diluted earnings per share	33,399	33,338	32,924

Diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 do not reflect options for 1.4 million, 2.4 million and 3.4 million shares, respectively, due to their anti-dilutive effect.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

Yochai Richter
Active Chairman of the Board

Dr. Shlomo Barak

Yehudit Bronicki

Dan Falk

Aaron Ferber

Uzia Galil

Dr. Jacob Richter

Dr. Shimon Ullman

Rafi Yizhar

OFFICERS

Raanan Cohen
Chief Executive Officer

Arie Weisberg
President and
Chief Operating Officer

Dr. Abraham Gross
Executive Vice President and
Chief Technology Officer

Asher Levy
Executive Vice President for
Business and Strategy

Amichai Steimberg
Executive Vice President and
Chief Financial Officer

Adrian Auman
Corporate Vice President of
Finance and Investor Relations

Michael Havin
Corporate Secretary

HEADQUARTERS

Orbotech Ltd.
(Israel)
Sanhedrin Boulevard
North Industrial Zone
P.O. Box 215
Yavne 81101
Israel
Tel: 972-8-9423533
Fax: 972-8-9438769
Website address:
www.orbotech.com

SUBSIDIARIES

Orbotech Pacific Ltd.
(Pacific Rim)
Tel: 852-28276688
Fax: 852-28276699
Richard Klapholz
President

Orbotech, Inc.
(U.S.A.)
Tel: 1-978-6676037
Fax: 1-978-6679969
Barry Cohen
President and
Chief Executive Officer

Orbotech Japan Ltd.
(Japan)
Tel: 81-3-32801300
Fax: 81-3-32801121
Yorinaga Murata
Chairman
Nobuhiro Higashiiriki
President

Orbotech S.A.
(Europe)
Tel: 32-2-7274811
Fax: 32-2-7274848
Yoav Harel
President

Orbograph Ltd.
(Israel)
Tel: 972-8-9322257
Fax: 972-8-9328857
Avikam Baltsan
Barry Cohen
Joint General Managers

LEGAL COUNSEL

Tulchinsky Stern Marciano, Ben Zur, Cohen & Co. Law Offices
Tel Aviv, Israel

Cravath, Swaine & Moore LLP
New York, New York

INDEPENDENT AUDITORS

Kesselman & Kesselman
PricewaterhouseCoopers
Tel Aviv, Israel

REGISTRAR AND
TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Tel: 1-212-9365100
Fax: 1-718-2364588

INVESTOR RELATIONS

Adam J. Rosen
Tel: 1-646-536-3865
Fax: 1-561-364-1416

REPORTS TO THE SEC

The Company files periodic reports with the United States Securities and Exchange Commission. Copies of those reports are available on the Company's website or may be obtained, upon request, from the Company's corporate secretary in Israel.

STOCK LISTING

Orbotech's Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol **ORBK**.

134





Orbotech®

END